Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three and nine months ended

September 30, 2024

November 12, 2024

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated November 12, 2024 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2024 and 2023 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at September 30, 2024.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

- This MD&A includes information with respect to Hudbay's acquisition of Copper Mountain, which was completed on June 20, 2023, including the results of the Copper Mountain mine's operations from the date of acquisition, June 20, 2023.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A, which do not have standardized meaning under IFRS. For further information and detailed reconciliations of such measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates. Please see the discussion under the "Qualified Person and NI 43-101" section herein.

Readers are also urged to review the "Notes to Reader" section beginning on page 63 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our consolidated interim financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated interim financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company with long-life assets in North and South America. Our Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Our Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Our Copper Mountain operations in British Columbia (Canada) produce copper with gold and silver by-products. We have a copper-focused project development pipeline that includes the Copper World project in Arizona (United States) and the Mason project in Nevada (United States), and our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

OUR PURPOSE

We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities.

We transform lives: We invest in our employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from our presence.

We operate responsibly: From exploration to closure, we operate safely and responsibly, we welcome innovation and we strive to minimize our environmental footprint while following leading operating practices in all facets of mining.

We provide critical metals: We produce copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

SUMMARY

Delivered Strong Third Quarter Operating and Financial Results, Led by Record Gold Production from Manitoba Operations; 2024 Production Guidance Reaffirmed and Cost Guidance Further Improved

- Achieved consolidated copper production of 31,354 tonnes, in line with quarterly production cadence, and gold production of 89,073 ounces, far exceeding expectations, in the third quarter of 2024, representing an increase of 10% and 52%, respectively, from the second quarter of 2024.

- Enhanced operating platform delivered strong quarterly performance with record gold production at our Manitoba operations, the completion of planned stripping activities at Pampacancha in Peru and the benefits from stabilization and optimization initiatives at the Copper Mountain mine in British Columbia.

- Reaffirmed full year 2024 consolidated production guidance for all metals. Full-year consolidated copper production expected to trend towards the lower end of the guidance range and consolidated gold production expected to trend towards the higher end of the guidance range.

- Strong operating cost performance with consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the third quarter of 2024 of $0.18 and $1.71, respectively, an improvement of 84% and 35%, respectively, from the second quarter of 2024.

- Further improved 2024 annual operating cost guidance with decreased consolidated cash cost1 guidance range of $0.65 to $0.85 per pound, an additional improvement from the previously updated guidance range of $0.90 to $1.10 per pound, and decreased consolidated sustaining cash cost guidance range of $1.75 to $2.20 per pound from original guidance of $2.00 to $2.45 per pound, as a result of increased exposure to gold by-product credits and continued strong cost control across all operations.

- Peru operations continued to benefit from strong mill throughput, achieving a quarterly average of approximately 88,000 tonnes per day in the third quarter. The Pampacancha stripping program to advance to higher grades was completed in late September and is on track to achieve higher copper and gold grade ore in the fourth quarter. Peru operations produced 21,220 tonnes of copper and 20,331 ounces of gold in the third quarter of 2024, in line with quarterly cadence expectations. Peru cash cost per pound of copper produced, net of by-product credits1, $1.80 in the third quarter and is expected to improve in the fourth quarter of 2024 with continued strong cost control and higher copper and gold production.

- Manitoba operations produced 62,468 ounces of gold in the third quarter of 2024, far exceeding management's quarterly cadence expectations and achieving record quarterly production levels as New Britannia continues to operate well above nameplate and budgeted throughput levels and the Lalor mine continues to achieve better-than-expected gold grades. Manitoba cash cost per ounce of gold produced, net of by-product credits1, was $372 during the third quarter of 2024, a decrease of 52% compared to the second quarter of 2024. Full year Manitoba gold production is expected to exceed the top end of the 2024 guidance range.

- British Columbia operations produced 6,736 tonnes of copper at a cash cost per pound of copper produced, net of by-product credits1, of $1.81 in the third quarter of 2024. Achieved record quarterly copper recoveries of 84% and strong unit cost performance as a result of the successful operational stabilization efforts as mine stripping activities accelerate and mill optimization initiatives are underway. Full-year British Columbia copper production is expected to be slightly below the lower end of the 2024 guidance range.

- Achieved revenue of $485.8 million and operating cash flow before change in non-cash working capital of $186.3 million in the third quarter of 2024. Strong financial results were driven by higher realized gold prices as well as robust gold production in Manitoba, while delivering on higher recovery, throughput and cost control initiatives across all business units.

- Third quarter net earnings attributable to owners and earnings per share attributable to owners were $49.8 million and $0.13, respectively. After adjusting for items on a pre-tax basis such as a non-cash gain of $2.0 million related to a quarterly revaluation of our closed site environmental reclamation provision, a $5.2 million mark-to-market revaluation loss on various instruments such as the gold prepayment liability, unrealized strategic gold and copper hedges, investments and share-based compensation and a $2.2 million write-down of PP&E, among other items, third quarter adjusted earnings1 per share attributable to owners was $0.13.

- Adjusted EBITDA1 was $206.2 million during the third quarter of 2024, a 42% increase compared to the second quarter of 2024.

- Cash and cash equivalents and short-term investments increased by $233.5 million to $483.3 million during the first nine months of 2024 due to a successful equity offering and strong operating cash flows bolstered by higher copper and gold prices, which enabled a $412.1 million reduction in net debt1 during the first nine months of 2024.

Accelerated Deleveraging and Improved Balance Sheet Flexibility

- Hudbay's unique copper and gold diversification in Peru and North America provides exposure to higher copper and gold prices and attractive free cash flow generation.

- While a majority of revenues continue to be from copper, gold is representing an increasing portion of total revenues at 36% in the third quarter of 2024 and 33% year-to-date, compared to 27% and 26%, respectively, for the same periods in 2023, driven by higher gold production and strong leverage to higher gold prices.

- During the third quarter of 2024, deleveraging efforts continued with additional open market purchases of approximately $48.5 million of our senior unsecured notes in July and August 2024 at a discount. Long-term debt reduced to $1,108.9 million at September 30, 2024 from $1,287.5 million at December 31, 2023.

- On August 30, 2024, Hudbay completed the final monthly payment to settle the gold prepayment liability that was used to fund the refurbishment of the New Britannia gold mill. The elimination of the gold prepayment liability will further increase the Company's exposure to higher gold production in Snow Lake.

- Impressive operating cash flow before change in non-cash working capital generation of $186.3 million despite lower realized copper prices compared to the second quarter of 2024, capitalizing on higher gold production from Manitoba following the full repayment of our gold prepayment liability in August.

- Achieved trailing 12 month adjusted EBITDA1 of $839.8 million, a substantial increase from $498.5 million for the 12 months ending September 30, 2023.

- Reduced net debt1 to $625.6 million in the third quarter of 2024. The third quarter represents the fifth consecutive quarter of lower net debt as a result of deleveraging efforts and capitalizing on strong operating cash flow generation.

- The increase in cash and reduction in long-term debt significantly reduced our net debt to adjusted EBITDA ratio1 to 0.7x at September 30, 2024 compared to 1.6x at the end of 2023, well within the targeted 1.2x net debt to adjusted EBITDA ratio outlined in our three prerequisites plan (the "3-P plan") for advancing Copper World, including receipts of permits, a robust definitive feasibility study plan and a prudent financing strategy.

- Total liquidity substantially increased by 58% to $907.7 million at September 30, 2024 from $573.7 million at the end of 2023.

- Subsequent to the quarter end, further improved long-term balance sheet resilience with a proactive three-year extension of our senior secured revolving credit facilities from October 2025 to November 2028. The extended credit facilities provide increased financial flexibility to accretively maintain our 4.50% coupon 2026 senior unsecured notes outstanding to maturity and advance Copper World towards a sanctioning decision in accordance with the 3-P plan. The $450 million revolving credit facility includes an improved pricing grid reflecting the enhanced financial position of Hudbay and features an opportunity to increase the facility by an additional $150 million at our discretion during the four-year tenor, providing additional financial flexibility.

Advancing Growth Initiatives to Further Enhance Copper and Gold Exposure

- The successful completion of the planned stripping program at Pampacancha in September is expected to lead to significantly higher copper and gold grades in the fourth quarter of 2024, which together with maintaining strong operating performance at Constancia is expected to continue to generate meaningful free cash flow in Peru.

- The New Britannia mill continued to exceed expectations, driving continued strong gold production and free cash flow generation in Manitoba. The New Britannia mill achieved record throughput levels of approximately 2,080 tonnes per day in the third quarter, exceeding its original design capacity of 1,500 tonnes per day and its 2024 budgeted capacity of 1,800 tonnes per day due to the successful implementation of process improvement initiatives and effective preventative maintenance measures.

- We have successfully implemented post-acquisition plans to stabilize the Copper Mountain operations through mining fleet ramp-up activities and increased mill reliability and performance. Achieved record mill availability of 95% and record copper recoveries of 84% in the third quarter of 2024. Efforts are now focused on optimizing the operations through execution of the planned accelerated stripping program and mill throughput improvement projects.

- Received the Aquifer Protection Permit for Copper World in August, a key milestone and de-risking event in the advancement of the project. Continued to progress the 3-P plan for sanctioning Copper World, with transformed balance sheet near targeted levels and the remaining key state permit progressing on track. As disclosed in August, we commenced activities related to the preparation of feasibility studies for Copper World, resulting in an expected increase of $25 million in growth capital spending in Arizona.

- Drill permitting for highly prospective Maria Reyna and Caballito properties near Constancia continues to advance through the multi-step regulatory process with the environmental impact assessment applications approved for Maria Reyna in June and Caballito in September.

- The development of an access drift to the 1901 deposit in Snow Lake remains on track to reach mineralization in early 2025 and is intended to enable confirmation of the optimal mining method for the deposit and underground drilling to further evaluate the orebody and upgrade inferred gold resources to reserves. Initiated the development of an adjacent haulage drift to de-risk planned full production in 2027.

- Large 2024 exploration program continues in Snow Lake with eight drill rigs testing targets near Lalor and regional satellite properties. Includes follow-up drilling at Lalor Northwest located 400 metres from Lalor's underground infrastructure and the testing of a deep geophysical target at the Cook Lake North property.

- Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and early economic evaluation to assess the possibility of producing critical minerals and precious metals while reducing the environmental footprint.

Summary of Third Quarter Results

Cash generated from operating activities of $146.2 million increased in the third quarter of 2024 compared to the second quarter of 2024, and was lower by $5.8 million compared to the same period in 2023. The decrease compared to the same period in 2023 is reflective of the timing of sales which occurred late in the current quarter, where payment was subsequently made by customers in October. Operating cash flow before change in non-cash working capital was $186.3 million during the third quarter of 2024, reflecting an increase of $4.3 million compared to the third quarter of 2023. The increase was primarily the result of higher gold production and sales volumes in Manitoba, strong operational cost performance across the business and higher realized metal prices. This was partially offset by lower copper sales volumes in Peru due to mining of the high-grade zones of the Pampacancha deposit in the third quarter of 2023 as well as a significant increase in cash taxes paid of $17.3 million at our Peru operations, compared to the same period in 2023.

Consolidated copper, gold, silver and zinc production in the third quarter of 2024 decreased by 25%, 12%, 7% and 22%, respectively, compared to the same period in 2023 primarily due to lower production and lower recoveries in Peru partially offset by higher gold production in Manitoba and British Columbia. With the completion of the planned stripping program in Peru at the end of the third quarter, October production results have already delivered higher grades as mining of the higher grade zones at Pampacancha is underway, in line with the mine plan.

Net earnings attributable to owners in the third quarter of 2024 was $49.8 million, or $0.13 per share, compared to $45.5 million, or $0.13 per share, in the third quarter of 2023. The third quarter of 2024 was impacted by various non-cash charges for unrealized losses on strategic copper and gold hedges and revaluation of share-based compensation due to a higher share price.

Adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 in the third quarter of 2024 were $50.3 million and $0.13 per share, respectively, after adjusting for items on a pre-tax basis such as a non-cash gain of $2.0 million related to a quarterly revaluation of our closed site environmental reclamation provision, a $5.2 million mark-to-market revaluation loss on various instruments such as the gold prepayment liability, unrealized strategic gold and copper hedges, investments and stock based compensation and a $2.2 million write-down of PP&E, among other items. This compares to adjusted net earnings attributable to owners1 and net earnings per share attributable to owners1 of $24.2 million and $0.07 per share in the same period of 2023.

Third quarter adjusted EBITDA1 was $206.2 million, an 8.1% increase compared to $190.7 million in the same period in 2023. The increase is the result of higher realized metal prices and successful operating cost control across the business despite lower sales volumes.

In the third quarter of 2024, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.18, compared to $1.10 in the same period in 2023. This decrease was mainly the result of significantly higher by-product credits and strong cost control leading to lower mining, milling, treatment and refining costs, partially offset by higher G&A costs from incorporating Copper Mountain and lower copper production. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.71 in the third quarter of 2024 compared to $1.89 in the same period in 2023. This decrease was primarily due to the same reasons outlined above partially offset by higher cash sustaining capital expenditures.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.95 in the third quarter of 2024, lower than $2.04 in the same period in 2023 due to significant gold by-product credits and continued strong cost control across all operations.

As at September 30, 2024, total liquidity was $907.7 million, including $443.3 million in cash and cash equivalents, $40.0 million in short-term investments as well as undrawn availability of $424.4 million under our revolving credit facilities. Net debt1 declined to $625.6 million at the end of the third quarter of 2024 compared to $1,037.7 million at the end of 2023. We expect that our current liquidity together with cash flows from operations will be sufficient to meet our liquidity needs for the next year.

*Copper equivalent production is calculated using the quarter average LME prices for each metal.

1 Adjusted net earnings (loss) - attributable to owners and adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt and net debt to adjusted EBITDA ratio are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands, except net debt to adjusted EBITDA ratio)	Sep. 30, 2024	Dec. 31, 2023
Cash and cash equivalents and short-term investments	$483,273	$249,794
Total long-term debt	1,108,900	1,287,536
Net debt[1]	625,627	1,037,742
Working capital[2]	434,346	135,913
Total assets	5,508,075	5,312,634
Equity attributable to owners of the Company	2,537,845	2,096,811
Net debt to adjusted EBITDA [1]	0.7	1.6

1 Net debt and net debt to adjusted trailing 12 month EBITDA are a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

Financial Performance	Three months ended		Nine months ended
(in $ thousands, except per share amounts or as noted below)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Revenue	$485,773	$480,456	$1,436,282	$1,087,841
Cost of sales	345,987	374,057	1,066,915	892,036
Earnings before tax	79,701	84,149	147,892	70,848
Net earnings for the period	50,354	45,490	48,512	36,015
Net earnings attributable to owners	49,762	45,125	55,537	35,650
Basic and diluted earnings per share - attributable	0.13	0.13	0.15	0.12
Adjusted earnings per share - attributable[1]	0.13	0.07	0.30	0.02
Operating cash flow before change in non-cash working capital[2]	186.3	182.0	455.9	323.5
Adjusted EBITDA[1,2]	206.2	190.7	565.2	373.4

1 Adjusted earnings (loss) per share - attributable to owners and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 In $ millions.

KEY PRODUCTION RESULTS

		Three months ended				Three months ended
		Sep. 30, 2024				Sep. 30, 2023
		Peru	Manitoba	British Columbia[3]	Total	Peru	Manitoba	British Columbia[3]	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	21,220	3,398	6,736	31,354	29,081	3,580	9,303	41,964
Gold	oz	20,331	62,468	6,274	89,073	40,596	56,213	4,608	101,417
Silver	oz	648,209	281,397	55,963	985,569	697,211	264,752	101,069	1,063,032
Zinc	tonnes	-	8,069	-	8,069	-	10,291	-	10,291
Molybdenum	tonnes	362	-	-	362	466	-	-	466

Payable metal sold
Copper	tonnes	18,803	2,931	6,026	27,760	27,490	2,925	8,956	39,371
Gold[2]	oz	9,795	57,238	6,199	73,232	32,757	36,713	5,329	74,799
Silver[2]	oz	365,198	244,974	53,241	663,413	460,001	197,952	91,002	748,955
Zinc	tonnes	-	8,607	-	8,607	-	7,125	-	7,125
Molybdenum	tonnes	343	-	-	343	426	-	-	426

		Nine months ended				Nine months ended
		Sep. 30, 2024				Sep. 30, 2023
		Peru	Manitoba	British Columbia[3]	Total	Peru	Manitoba	British Columbia [3]	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	65,013	9,189	20,479	94,681	67,280	8,419	10,542	86,241
Gold	oz	60,147	162,787	15,145	238,079	64,800	127,500	5,353	197,653
Silver	oz	1,738,760	711,867	221,566	2,672,193	1,669,021	596,144	112,987	2,378,152
Zinc	tonnes	-	24,954	-	24,954	-	28,895	-	28,895
Molybdenum	tonnes	1,128	-	-	1,128	1,169	-	-	1,169
Payable metal sold
Copper	tonnes	59,363	8,281	19,523	87,167	65,013	7,021	8,956	80,990
Gold[2]	oz	65,905	162,004	14,699	242,608	59,062	107,662	5,329	172,053
Silver[2]	oz	1,519,207	674,301	205,789	2,399,297	1,523,740	481,547	91,002	2,096,289
Zinc	tonnes	-	19,859	-	19,859	-	21,394	-	21,394
Molybdenum	tonnes	1,105	-	-	1,105	994	-	-	994

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the production for the nine months ended September 30, 2023 represents the period from acquisition date, June 20, 2023, through to the end of the third quarter of 2023.

KEY COST RESULTS

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023	Annual 2024[2]
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	1.80	0.83	1.28	1.34	1.25 - 1.60
Sustaining cash cost[1]	$/lb	2.78	1.51	2.08	2.10
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	372	670	606	864	700 - 900
Sustaining cash cost[1]	$/oz	553	939	855	1,212
British Columbia cash cost per pound of copper produced[3]
Cash cost[1]	$/lb	1.81	2.67	2.67	2.36	2.00 - 2.50
Sustaining cash cost[1]	$/lb	5.06	3.39	5.15	2.99
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	0.18	1.10	0.46	1.14	0.65 - 0.85
Sustaining cash cost[1]	$/lb	1.71	1.89	1.74	2.04	1.75 - 2.20
All-in sustaining cash cost[1]	$/lb	1.95	2.04	2.06	2.24

1 Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 We have improved our 2024 annual consolidated cash cost guidance range to $0.65 to $0.85 per pound from the original guidance range of $1.05 to $1.25 per pound. We have also improved our 2024 annual consolidated sustaining cash cost guidance range to $1.75 to $2.20 per pound from the original guidance range of $2.00 to $2.45 per pound.

3As Copper Mountain was acquired on June 20, 2023, the results for the nine months ended September 30, 2023 represents the period from the acquisition date, June 20, 2023, through to the end of the third quarter of 2023.

RECENT DEVELOPMENTS

2024 Production Guidance Reaffirmed and Cash Cost Guidance Further Improved

We reaffirm our full year 2024 consolidated production guidance for all metals as we continue to deliver strong operating performance and we expect the fourth quarter to be the highest copper production quarter in 2024, in line with our quarterly cadence expectations. We expect 2024 consolidated copper production to trend towards the lower end of the guidance range and 2024 consolidated gold production to trend towards the higher end of the guidance range.

In Peru, the fourth quarter is expected to be the strongest quarter this year, and full year copper production is expected to trend towards the lower end of the guidance range, while gold production is expected to trend towards the higher end of the guidance range. In British Columbia, we expect to continue improving operating efficiencies in the fourth quarter, and full year copper production is expected to be slightly below the lower end of the guidance range, while full year gold production is expected to be within the guidance ranges.

In Manitoba, we expect the strong operating performance to continue into the fourth quarter, and full year gold production is now expected to exceed the top end of the guidance range and full year copper production is expected to trend towards the higher end of the guidance range.

We are again improving our full-year 2024 consolidated cash cost guidance range to $0.65 to $0.85 per pound copper from the previously announced range of $0.90 to $1.10 per pound and the original guidance range of $1.05 to $1.25 per pound. We are also improving our 2024 annual consolidated sustaining cash cost guidance range to $1.75 to $2.20 per pound copper from the original guidance range of $2.00 to $2.45 per pound. This is a result of increased exposure to gold by-product credits and continued strong cost control at all operations. We have reaffirmed all other 2024 guidance metrics.

Continued Debt Reduction and Improved Balance Sheet Flexibility

We took several prudent measures in the third quarter of 2024 to further improve our balance sheet strength and flexibility:

• Repurchased and retired an additional $48.5 million of senior unsecured notes - We made open market purchases of $13.4 million of the 2026 senior unsecured notes and $35.1 million of the 2029 senior unsecured notes during the quarter. As a result, a total of $82.6 million of senior unsecured notes have been repurchased and retired since the beginning of the year.

• Delivered the final $16.9 million under gold forward sale and prepay agreement - We completed the last monthly gold delivery in August 2024, resulting in the full repayment of the gold prepay facility which was used to fund the refurbishment of the New Britannia gold mill.

• Three-year extension of revolving credit facilities to 2028 - Subsequent to the quarter end, we proactively extended our senior secured revolving credit facilities by three years from October 2025 to November 2028 and negotiated the flexibility to leave our 4.50% 2026 senior unsecured notes outstanding to maturity as we advance Copper World towards a sanctioning decision in accordance with the 3-P plan. The newly extended $450 million revolving credit facility, with the existing banking syndicate, includes an improved pricing grid reflecting the enhanced financial position of Hudbay, and features an opportunity to increase the facility by an additional $150 million at our discretion during the four-year tenor, providing additional financial flexibility. The revolving credit facilities are currently undrawn (excluding letters of credit), having repaid $100 million of prior drawings associated with the Copper Mountain acquisition in the first half of 2024.

We have delivered five consecutive quarters of meaningful free cash flow generation as a result of recent brownfield investments in our operations, continuous improvement efforts and steady cost control across the business. During the last twelve months, we have repaid a total of $296 million of debt and gold prepayment liabilities.

As a result of continued deleveraging efforts and cash flow generation, we have substantially reduced net debt1 to $625.6 million at September 30, 2024, from $1,037.7 million at the end of 2023. The net debt reduction, together with higher levels of adjusted EBITDA1 over the last twelve months, has significantly improved our net debt to adjusted EBITDA ratio1 to 0.7x compared to 1.6x at the end of 2023. The improved balance sheet flexibility and accelerated debt reduction significantly advances the Company's progress as part of its 3-P plan for sanctioning Copper World, and results in the successful achievement of the targeted 1.2x net debt to 12 month trailing adjusted EBITDA1 ratio well ahead of schedule.

Advancing Permitting at Copper World

In August 2024, Hudbay received the Aquifer Protection Permit for the Copper World project from the Arizona Department of Environmental Quality ("ADEQ"). The Company proactively engaged with the ADEQ, ensuring a transparent and thorough permitting process by providing comprehensive and detailed information. The issuance of this permit is a key milestone in the advancement of Copper World, which is a standalone operation requiring state and local permits and is expected to produce 85,000 tonnes of copper per year over a 20-year mine life.

There are three key state permits required for Copper World sanctioning:

• Mined Land Reclamation Plan - Completed - the Mined Land Reclamation Plan was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended and approved to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023.

• Aquifer Protection Permit - Completed - the Aquifer Protection Permit was received on August 29, 2024 from the ADEQ following a robust process that included detailed analysis by the agency and Hudbay, along with a public comment period that was completed in the second quarter of 2024.

• Air Quality Permit - On Track - the Air Quality Permit application was submitted to the ADEQ in late 2022 and follows a similar robust process, including a public comment period that concluded in September 2024.

With the receipt of the Aquifer Protection Permit on August 29, 2024, we announced that we commenced activities related to the preparation of feasibility studies for Copper World, resulting in an expected $25 million increase in growth capital spending in Arizona, compared to the original annual guidance of $20 million.

We intend to commence a minority joint venture partner process after receiving the Air Quality Permit. The potential joint venture partner is anticipated to participate in the funding of definitive feasibility study activities in 2025 as well as in the final project design and construction for Copper World.

The opportunity to sanction Copper World is not expected until 2026 based on current estimated timelines. Once in production, Copper World is expected to be a meaningful copper producer in the U.S. domestic copper supply chain, which will be required to help secure growing U.S. metal demand related to increased manufacturing capacity, infrastructure development, increased energy independence and domestic battery supply chain and production needs. The "Made-in-America" copper cathode anticipated to be produced at Copper World is expected to be sold entirely to domestic U.S. customers and would make Copper World the third largest cathode producer in the U.S. Hudbay is pleased with the level of local support received at the public comment meetings and looks forward to providing significant social and environmental benefits for the community and local economy in Arizona. Over the proposed initial 20-year mine life, the company expects to contribute more than $850 million in U.S. taxes, including approximately $170 million in taxes to the state of Arizona. Hudbay also expects Copper World to create more than 400 direct jobs and up to 3,000 indirect jobs in Arizona.

_________________________________________
1 Adjusted EBITDA and net debt to adjusted EBITDA ratio are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Copper Mountain Stabilization Complete and Optimization Initiatives Underway

Stabilization Phase Completed

Since acquiring Copper Mountain in June 2023, our stabilization efforts have been focused on ramping up the mining fleet to execute a planned accelerated stripping campaign to gain access to higher grades, as well as plant improvement initiatives to improve mill reliability and recoveries.

• Mine Ramp-up Activities Completed - Successfully remobilized all 28 haul trucks and added five additional haul trucks this year to execute the planned three-year accelerated stripping campaign at a lower cost and avoid contractor mining costs.

• Mill Stabilization Activities Completed - Implemented several mill initiatives, including reprogramming the mill expert system, installing advanced grinding control instrumentation, flotation operational strategy improvements and improved maintenance practices. This has resulted in record mill availability of 95% and record copper recovery of 84% being achieved in the third quarter of 2024.

• Operating Costs Stabilized - Achieved sequential quarterly improvements in unit operating costs and cash costs this year with the third quarter of 2024 being the lowest cost quarter at Copper Mountain since Hudbay's acquisition in June 2023.

• Corporate Synergies Target Achieved - Exceeded the targeted $10 million in annualized corporate synergies.

Optimization Phase Underway

Efforts are now focused on several optimization initiatives at Copper Mountain to access higher grades, further improve mill throughput and increase copper production and operating cash flows.

• Accelerated Stripping - Commenced a three-year accelerated stripping program to mitigate the substantially reduced stripping that occurred over the four years prior to Hudbay's acquisition. The stripping program is intended to unlock access to higher grade ore and further benefit operating costs.

• Mill Throughput Optimization - Advancing various engineering studies to increase mill throughput to its permitted levels of 50,000 tonnes per day earlier than was originally contemplated in the technical report, including the potential conversion of the third ball mill to a SAG mill to alleviate capacity limitations.

• On Track to Achieve Three-Year Operating Efficiencies Target - Stabilization initiatives have resulted in improved operating efficiencies, as demonstrated by improved mill throughput, record copper recoveries and lower unit operating costs since Hudbay's acquisition. On track to realize our three-year annual operating efficiencies target of $20 million.

New Britannia Mill Performance Exceeding Expectations and Driving Higher Gold Production

The New Britannia mill has been consistently exceeding performance expectations, achieving throughput levels of 1,650 tonnes per day in 2023, more than 1,850 tonnes per day in the first half of 2024, and reaching a quarterly record of 2,080 tonnes per day in the third quarter of 2024. We completed the brownfield investment in New Britannia in 2021 and refurbished the mill with a nominal capacity of 1,500 tonnes per day to provide additional processing capacity at our Snow Lake operations and allow us to achieve higher gold recoveries of approximately 90% as Lalor transitioned to the higher gold and copper areas of the mine plan. The Snow Lake operations achieved record quarterly gold production in the third quarter of 2024, and we now expect gold production in Manitoba to exceed the top end of the 2024 gold production guidance range of 200,000 ounces.

In August 2024, we completed the final payment under the New Britannia gold prepay facility, which further enhances our exposure to higher gold production in Snow Lake. With approximately two million ounces of contained gold in current mineral reserve estimates and another 1.4 million ounces of contained gold in inferred mineral resources, the New Britannia investment has unlocked significant value in Snow Lake. This could be further enhanced by regional exploration upside and the current strong gold price environment.

In the first quarter of 2024, we received a permit approval to increase the production rate at New Britannia to 2,500 tonnes per day, which will provide the opportunity to process more Lalor ore at the New Britannia mill and create additional processing capacity at Stall for potential new regional discoveries in Snow Lake.

Exploration Update

Large Exploration Drill Program Continues in Snow Lake

Hudbay continues to execute its 2024 exploration program with the goal of extending known mineralization near the Lalor deposit to further extend mine life as well as to find a new anchor deposit within trucking distance of the Snow Lake processing infrastructure. The 2024 program included the largest geophysical program in Hudbay's history in Snow Lake, with surface electromagnetic surveys detecting targets at more than 1,000 metres below surface and covering a 25 square-kilometre area including the Cook Lake claims that had been previously untested by modern deep geophysics.

We had eight drill rigs turning in Snow Lake during the third quarter, including two drills completing follow-up drilling at Lalor Northwest, located within 400 metres of the existing Lalor underground infrastructure. Six drill rigs were testing new geophysical targets and completing follow-up drilling at potential regional satellite deposits at the Cook Lake, Reed, Rail and Bur properties. One of the geophysical targets is a very strong deep anomaly located at Cook Lake North, approximately six kilometres from Lalor. Drilling activities are expected to continue throughout the winter season and assay results are pending.

We continue to advance the development of the exploration drift from the existing Lalor ramp towards the 1901 deposit, and the drift is expected to reach mineralization in early 2025. We plan to conduct definition drilling in 2025 to confirm the optimal mining method, evaluate the orebody geometry and continuity, and convert inferred mineral resources in the gold lenses to mineral reserves. In October, we initiated the development of an adjacent haulage drift to further de-risk future full production from the 1901 deposit in 2027.

Advancing Engineering Work for Flin Flon Tailings Reprocessing

Zinc Plant Tailings - Metallurgical test work continues following positive results from the initial confirmatory drill program completed earlier this year in the section of the tailings facility that was utilized by the zinc plant for 25 years. The results confirmed the grades of precious metals and critical minerals previously estimated from historical zinc plant records. An early economic study to evaluate the opportunity to reprocess the zinc plant tailings has confirmed the potential for a technically viable reprocessing alternative, and further engineering work is underway.

Mill Tailings - We continue to advance metallurgical test work on the opportunity to reprocess Flin Flon mill tailings where 100 million tonnes of tailings were deposited over 90 years. An early economic study on the mill tailings is planned.

Maria Reyna and Caballito Drill Permits Expected in 2025

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment applications were submitted for the Maria Reyna property in November 2023 and for the Caballito property in April 2024. The environmental impact assessment (EIA) for Maria Reyna was approved by the government in June 2024 and the Caballito EIA was approved in September 2024. This represents one of several steps in the drill permitting process, which is expected to be completed in 2025.

PERU OPERATIONS REVIEW

		Three months ended		Nine months ended
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Constancia ore mined[1]	tonnes	3,022,931	1,242,198	10,860,132	8,292,778
Copper	%	0.36	0.30	0.31	0.32
Gold	g/tonne	0.04	0.04	0.03	0.04
Silver	g/tonne	3.20	2.91	2.76	2.56
Molybdenum	%	0.02	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	1,777,092	5,894,013	5,280,235	9,199,803
Copper	%	0.48	0.53	0.50	0.48
Gold	g/tonne	0.27	0.30	0.28	0.33
Silver	g/tonne	6.23	4.22	4.98	3.94
Molybdenum	%	0.01	0.02	0.01	0.02
Total ore mined	tonnes	4,800,023	7,136,211	16,140,367	17,492,581
Strip ratio[2]		2.62	1.36	2.07	1.61
Ore milled	tonnes	8,137,248	7,895,109	23,934,171	22,781,885
Copper	%	0.32	0.43	0.32	0.36
Gold	g/tonne	0.11	0.21	0.11	0.13
Silver	g/tonne	3.70	3.75	3.35	3.42
Molybdenum	%	0.01	0.02	0.01	0.01
Copper concentrate	tonnes	100,462	132,828	304,190	311,072
Concentrate grade	% Cu	21.12	21.89	21.37	21.63
Copper recovery	%	82.6	85.2	83.6	82.7
Gold recovery	%	68.1	74.8	69.2	68.0
Silver recovery	%	67.0	73.2	67.4	66.6
Molybdenum recovery	%	39.0	37.2	42.7	39.1
Combined unit operating costs[3,4]	$/tonne	12.78	12.20	12.12	12.55

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

		Three months ended		Nine months ended
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Contained metal in concentrate produced
Copper	tonnes	21,220	29,081	65,013	67,280
Gold	oz	20,331	40,596	60,147	64,800
Silver	oz	648,209	697,211	1,738,760	1,669,021
Molybdenum	tonnes	362	466	1,128	1,169
Payable metal sold
Copper	tonnes	18,803	27,490	59,363	65,013
Gold	oz	9,795	32,757	65,905	59,062
Silver	oz	365,198	460,001	1,519,207	1,523,740
Molybdenum	tonnes	343	426	1,105	994
Cost per pound of copper produced
Cash cost[1]	$/lb	1.80	0.83	1.28	1.34
Sustaining cash cost[1]	$/lb	2.78	1.51	2.08	2.10

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Overview

Peru operations continued to benefit from strong mill throughput, averaging approximately 87,000 tonnes processed per day year-to-date and achieving an average of 88,000 tonnes per day in the third quarter. Cost performance for the nine months ended September 30, 2024 was also strong, despite lower grades milled, achieving lower unit operating costs, cash cost and sustaining cash cost compared to the comparative 2023 period. Cash cost also benefited from higher gold by-product sales revenues throughout 2024.

The planned stripping program at Pampacancha was completed in late September, and mining activities at Pampacancha are now focused on the next mining phase to deliver higher copper and gold grades in the fourth quarter of 2024.

The Company is evaluating opportunities to further increase mill throughput in the medium-to-long-term after the Peruvian Ministry of Energy and Mines approved a regulatory change in June 2024 to allow mining companies in Peru to increase throughput by up to 10% above permitted levels.

Mining Activities

Total ore mined in the third quarter of 2024 decreased by 33% compared to the same period in 2023, in line with our mine plan as we completed the planned stripping program at Pampacancha in late September. Ore mined from Pampacancha during the third quarter decreased to 1.8 million tonnes compared with 5.9 million tonnes in the third quarter of 2023 when we were in an unusually high period of ore mined from Pampacancha as per the 2023 mine plan cadence.

Year-to-date ore mined was 8% lower than the same period in 2023 due to the same factors as the quarterly variance.

Milling Activities

Ore milled during the third quarter of 2024 was 3% higher than the comparative 2023 period mainly due to the treatment of softer ore from stockpiles. Ore milled included supplemental ore feed from stockpiles during the quarter as the team completed pit stripping activities. Milled copper and gold grades decreased by 26% and 48%, respectively, in the third quarter of 2024 compared to the same period in 2023 due to lower amounts of high grade copper and gold from Pampacancha as the stripping campaign was underway, in addition to lower grades from the processing of stockpiled ore.

Ore milled during the first nine months of 2024 was 5% higher than the comparative 2023 period due to the same factors as the quarterly variance. Milled copper and gold grades decreased by 11% and 15%, respectively, in the first nine months of 2024 compared to the same period in 2023 due to the same factors as the quarterly variance.

Recoveries of copper and gold during the third quarter of 2024 were 83% and 68%, respectively, representing a decrease of 3% and 9%, respectively, compared with the same period in 2023 and were in line with our metallurgical models for the ore types that were being processed. Copper and gold recoveries are expected to increase in the fourth quarter as more higher grade ore is processed and less stockpile ore is used to supplement mill feed.

Recoveries of copper, gold and silver during the first nine months of 2024 were 84%, 69% and 67%, representing an increase of 1%, 2%, and 1%, respectively, compared with the 2023 period. This is also in line with our metallurgical models.

Production and Sales Performance

Third quarter 2024 production of copper, gold, silver and molybdenum was 21,220 tonnes, 20,331 ounces, 648,209 ounces and 362 tonnes, respectively, representing a decrease of 27%, 50%, 7% and 22%, respectively, compared with the same period in 2023 due to lower planned grades and recoveries as we completed the planned Pampacancha stripping activities and supplemented mill feed from lower grade stockpiles.

Year-to-date production of copper, gold and molybdenum was 65,013 tonnes, 60,147 ounces, and 1,128 tonnes, respectively, representing a decrease of 3%, 7% and 4%, respectively, from the comparative 2023 period due to the same factors as the quarterly variance. Production of silver was 1,738,760 ounces, representing an increase of 4% from the comparative 2023 period due to higher silver grades from Pampacancha.

Quantities of payable copper, gold and silver sold during the third quarter of 2024 were lower by 32%, 70% and 21%, respectively, than the corresponding period in 2023 primarily due to the same reasons affecting production and the timing of precious metal sales at the end of the quarter.

Year-to-date copper metal sold was 9% lower than the comparable period due to lower copper production levels. Gold metal sold was 12% higher than the comparable period primarily due to timing of precious metal sales at the beginning of the year.

*Copper equivalent production is calculated using the quarter average LME prices for each metal excluding molybdenum.

Cost Performance

Combined mine, mill and G&A unit operating costs in the third quarter were $12.78 per tonne, 5% higher than the same period in 2023 primarily due to higher mining and milling costs following a one-time payment associated with a revised labour agreement. This was partially offset by higher ore milled. Combined mine, mill and G&A unit operating costs in the first nine months of 2024 were $12.12 per tonne, a 3% decrease compared to the same period in 2023 primarily due to lower milling costs and higher ore milled, partially offset by higher mining and G&A costs.

Cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2024 was $1.80, an increase compared to $0.83 in the same period in 2023 due to lower by-product credits mostly as a result of lower gold sales volumes, fewer pounds of copper produced as a result of lower grades, as well as higher mining and milling costs. This was partially offset by lower treatment, refining and freight costs.

On a year-to-date basis, cash costs per pound of copper produced, net of by-product credits was $1.28, a decrease compared to $1.34 in the comparable 2023 period due to higher by-product credits, lower treatment and refining costs and lower milling costs. This was partially offset by higher profit sharing, higher mining cost, and lower pounds of copper produced.

Sustaining cash cost per pound of copper produced, net of by-product credits, was $2.78 in the third quarter, an increase compared to $1.51 in the same period in 2023 for the same factors as described for the cash cost variance above. On a year-to-date basis, sustaining cash cost per pound of copper produced, net of by-products, was consistent with the comparable period in 2023.

Peru Guidance Outlook

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023	Annual 2024
Contained metal in concentrate produced
Copper	tonnes	21,220	29,081	65,013	67,280	98,000 - 120,000
Gold	oz	20,331	40,596	60,147	64,800	76,000 - 93,000
Silver	oz	648,209	697,211	1,738,760	1,669,021	2,500,000 - 3,000,000
Molybdenum	tonnes	362	466	1,128	1,169	1,250 - 1,500
Cost per pound of copper produced
Cash cost[1]	$/lb	1.80	0.83	1.28	1.34	1.25 - 1.60

1 Cash cost per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

We expect to achieve our 2024 production and cost guidance range for all metals in Peru as the fourth quarter is expected to be the strongest quarter in Peru in 2024. We expect Peru 2024 full year copper production to trend towards the lower end of the guidance range due to lower than expected grades, while gold production is expected to trend towards the higher end of the guidance range due to a larger portion of the feed coming from higher gold grade Pampacancha stockpiles. Cash cost is expected to be favourably positioned at the lower end of the cost guidance range primarily due to high gold by-product credits.

MANITOBA OPERATIONS REVIEW

		Three months ended		Nine months ended
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Lalor ore mined	tonnes	411,295	367,491	1,204,481	1,154,345
Gold	g/tonne	5.45	5.08	4.70	4.35
Copper	%	0.91	1.02	0.82	0.80
Zinc	%	2.73	3.31	2.80	3.25
Silver	g/tonne	30.45	27.80	25.46	23.08
New Britannia ore milled	tonnes	191,298	146,927	529,606	431,874
Gold	g/tonne	6.77	6.93	6.39	6.27
Copper	%	0.93	1.22	1.00	0.87
Zinc	%	1.12	0.90	0.96	0.84
Silver	g/tonne	30.24	23.88	25.62	24.01
Copper concentrate	tonnes	10,856	10,313	31,853	21,997
Concentrate grade	% Cu	15.18	16.93	15.70	16.06
Gold recovery[1]	%	90.0	88.8	89.5	88.5
Copper recovery	%	92.8	97.4	94.5	94.3
Silver recovery[1]	%	79.9	82.0	81.4	80.8
Contained metal in concentrate produced
Gold	oz	24,355	21,189	68,000	53,038
Copper	tonnes	1,648	1,745	5,001	3,531
Silver	oz	114,157	71,290	277,132	202,193
Metal in doré produced[2]
Gold	oz	16,768	14,403	44,106	26,095
Silver	oz	42,244	39,926	118,977	62,735
Stall ore milled	tonnes	222,621	255,516	671,506	736,768
Gold	g/tonne	4.23	3.70	3.44	3.21
Copper	%	0.89	0.77	0.71	0.74
Zinc	%	4.12	4.88	4.23	4.72
Silver	g/tonne	30.20	28.82	25.43	22.81
Copper concentrate	tonnes	8,438	9,036	21,807	23,962
Concentrate grade	% Cu	20.74	20.32	19.20	20.41
Zinc concentrate	tonnes	15,338	19,431	48,456	55,046
Concentrate grade	% Zn	52.61	52.97	51.50	52.50
Gold recovery	%	70.5	67.8	68.3	63.7
Copper recovery	%	88.3	93.9	88.5	89.8
Zinc recovery	%	88.1	82.6	87.9	83.0
Silver recovery	%	57.8	64.9	57.4	61.3
Contained metal in concentrate produced
Gold	oz	21,345	20,621	50,681	48,367
Copper	tonnes	1,750	1,835	4,188	4,888
Zinc	tonnes	8,069	10,291	24,954	28,895
Silver	oz	124,996	153,536	315,758	331,216

1 Gold and silver recovery includes total recovery from concentrate and doré.

2 Doré includes sludge, slag and carbon fines.

		Three months ended		Nine months ended
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Total contained metal in concentrate and doré produced[1]
Gold	oz	62,468	56,213	162,787	127,500
Copper	tonnes	3,398	3,580	9,189	8,419
Zinc	tonnes	8,069	10,291	24,954	28,895
Silver	oz	281,397	264,752	711,867	596,144
Payable metal sold in concentrate and doré
Gold	oz	57,238	36,713	162,004	107,662
Copper	tonnes	2,931	2,925	8,281	7,021
Zinc	tonnes	8,607	7,125	19,859	21,394
Silver	oz	244,974	197,952	674,301	481,547
Unit Operating Costs[2]
Lalor	C$/tonne	132.97	151.14	143.10	140.81
New Britannia	C$/tonne	66.14	91.07	71.66	85.80
Stall	C$/tonne	46.72	36.56	41.92	35.46
Combined mine/mill unit operating costs[3,4]	C$/tonne	211	217	224	218
Cost per ounce of gold produced
Cash cost[4]	$/oz	372	670	606	864
Sustaining cash cost[4]	$/oz	553	939	855	1,212

1 Metal reported in concentrate is prior to deductions associated with smelter terms.

2 Reflects costs per tonne of ore mined/milled.

3 Reflects combined mine, mill and G&A costs per tonne of milled ore.

4 Combined unit costs, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Overview

The Snow Lake operations in Manitoba delivered record production results during the third quarter of 2024, continuing to exceed expectations in performance and efficiency.

Performance from the Lalor mine was strong, benefiting from improved longhole muck fragmentation and a consistent higher-grade mining sequence that surpassed forecasted metal grades. In August, we successfully completed a five-day planned maintenance program aimed at enhancing the efficiency and reliability of our key infrastructure at the mine. Ongoing modifications to stope design further enhanced mucking efficiency throughout the lifecycle of stopes.

The New Britannia mill had another quarter of exceptional performance with the mill operating consistently above name plate capacity of 1,500 tonnes per day and achieving a new quarterly production record with an average throughput of 2,080 tonnes per day in the third quarter. Plant availability continues to improve, supported by low-capital projects aimed at further increasing throughput while continuing to achieve targeted gold recoveries of 90%. These efforts align with our long-term objectives of maximizing gold production by processing more high-grade ore from Lalor through the New Britannia mill, leading to higher gold recoveries. Notably, enhancements in the elution and stripping cycles contributed to increased gold doré production.

At the Stall mill, there was a slight reduction in throughput as more ore was diverted to New Britannia. Benefits from recent recovery improvement programs continue to be realized with gold recoveries of 71% and 68% achieved in the third quarter and year-to-date, respectively, compared to 64% in the first nine months of 2023. Efforts to continue to optimize recovery were advanced with the installation of new elongated cyclones in one of the two milling circuits late in third quarter. These cyclones are designed to improve grind size and, pending positive performance results, could be implemented across other circuits. Additionally, transitioning operational and maintenance responsibilities for the external crusher from contractors to the in-house team has resulted in more efficient cost management, supporting long-term savings at the Snow Lake operations.

Progress on the 1901 exploration drift is on track to intersect mineralization by early 2025, laying the groundwork for the 1901 haulage drift that will support full production from the 1901 deposit by 2027. Diamond drilling will soon follow to evaluate the orebody and optimize the mining approach for future conversion of inferred mineral resources into mineral reserves.

Environmental initiatives continue to progress well in Manitoba. At the Anderson tailings facility, enhanced deposition efficiency enabled deferral of dam construction capital to future years, while a new trial exploring alternative shore deposition techniques shows potential for further gains in efficiency. The operations remain on track to meet their environmental targets for 2024, with significant reductions in propane and diesel consumption achieved year-to-date compared to 2023. In addition, an initiative at Lalor to recycle natural groundwater for use as process water has successfully reduced the mine's reliance on fresh water.

Mining Activities

Total ore mined in Manitoba in the third quarter of 2024 was 12% higher than the comparable quarter in 2023. Gold and silver grades mined at Lalor during the third quarter were 7% and 10% higher, respectively, compared with the same period in 2023. Copper and zinc grades mined at Lalor during the third quarter were 11% and 18% lower, respectively, compared with the same period in 2023. The third quarter of 2024 saw significant improvements in ore production and precious metal grade quality. These changes align with improvements in mining techniques, most notably in longhole muck fragmentation, and anticipated higher grade precious metal sequences as part of the mine plan for the quarter.

Total ore mined at our Manitoba operations during the first nine months of 2024 was 4% higher than the same period in 2023. Gold, copper and silver grades mined at Lalor during the first nine months of 2024 were 8%, 3% and 10% higher, respectively, compared with the same period in 2023, consistent with the mine plan. Zinc grades mined at Lalor during the first nine months of 2024 were 14% lower than the same period in 2023.

Milling Activities

Consistent with our strategy of allocating more Lalor ore feed to New Britannia, the New Britannia mill throughput averaged approximately 2,080 tonnes per day in the third quarter of 2024, approximately 30% above average daily throughput levels in the same period in 2023. Recoveries of gold, copper and silver in the third quarter of 2024 were 90%, 93% and 80%, respectively, representing an increase of 1%, and a decrease of 5% and 3%, respectively, compared to the same period in 2023. Year-to-date total ore milled at New Britannia was 23% higher than the prior period for the same reason. With the higher ore grade processed, precious metals recoveries also increased by 1% year-to-date compared to the same period in 2023.

During the three and nine months ended September 30, 2024, the Stall mill processed 13% and 9% less ore, respectively, compared with the same period in 2023, which is aligned with our strategy of allocating more Lalor ore feed to New Britannia, as noted above. The Stall mill achieved gold recoveries of 71% in the third quarter, reflecting benefits from recent recovery improvement programs as higher gold grade ore is processed.

Production and Sales Performance

Manitoba operations achieved a new quarterly record for gold production at 62,468 ounces in the third quarter of 2024. The operations also produced 3,398 tonnes of copper, 8,069 tonnes of zinc and 281,397 ounces of silver during the third quarter of 2024. Compared to the third quarter of 2023, production of gold and silver in the third quarter of 2024 increased by 11% and 6%, respectively, while production of copper and zinc declined by 5% and 22%, respectively. The increased gold and silver production in the quarter is mainly due to our strategy of mining and allocating more Lalor gold ore feed to New Britannia to achieve higher recoveries, which resulted in planned lower production of copper and zinc.

Production of gold, copper and silver in the first nine months of 2024 was higher by 28%, 9% and 19%, respectively, than the comparative 2023 period mainly due to the same reasons as noted above, as well as higher production from copper-gold zones in the first quarter of 2024. Zinc production in the first nine months of 2024 decreased by 14%, aligned with forecasted production and strategy to mine more gold ore at Lalor.

Quantities of payable metal during the third quarter of 2024 were higher than the comparable periods in 2023 for all metals sold, primarily due to the same factors impacting contained metal production, as noted above. For the nine months ended September 30, 2024, payable metals sold for gold, copper and silver were higher than the comparable period, while zinc metal sold was lower than the comparable period.

Cost Performance

Lalor mining costs during the third quarter of 2024 decreased by 12% compared to the same period in 2023, achieving the lowest cost in the past 2 years, despite inflationary factors over that period, as a result of efficiency improvements and higher tonnage mined. Compared to the same period in 2023, milling costs at the Stall mill were 28% higher during the third quarter of 2024, primarily due to lower throughput as described earlier. New Britannia milling costs decreased by 27% during the third quarter of 2024 versus the same period in 2023, primarily a result of higher throughput as described earlier. Combined mine, mill and G&A unit operating costs in the third quarter of 2024 were C$211 per tonne, representing a 3% decrease compared to the same period in 2023. Combined mine, mill and G&A unit operating costs in the first nine months of 2024 increased by 3% to C$224 per tonne. The marginal increase in combined operating costs year-over-year was the result of higher administrative costs and longer haulage distances, which were partially offset by the effect of higher total throughput.

Cash cost per ounce of gold produced, net of by-product credits, in the third quarter of 2024 was $372, a decrease of 44% compared to the same period in 2023 due to significantly higher gold production and higher by-product credits, partially offset by higher G&A costs.

Sustaining cash cost per ounce of gold produced, net of by-product credits, in the third quarter of 2024 was $553, a decrease of 41% compared to the same period in 2023, primarily due to the same factors affecting cash cost and lower sustaining capital costs during the quarter.

Cash cost per ounce of gold produced, net of by-product credits, in the first nine months of 2024 was $606 per ounce. These costs were 30% lower compared to the same period in 2023 primarily due to higher gold production and by-product credits, partially offset by higher mining, milling and G&A costs resulting from higher employee profit sharing costs. Sustaining cash cost per ounce of gold produced, net of by-product credits, for the first nine months of 2024 was $855 per ounce, a decrease of 29% from the comparative 2023 period primarily due to the same factors affecting cash cost noted above, with lower sustaining capital expenditures compared to the prior year.

Manitoba Guidance Outlook

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023	Annual 2024
Total contained metal in concentrate and doré produced[1]
Gold[2]	oz	62,468	56,213	162,787	127,500	170,000 - 200,000
Copper	tonnes	3,398	3,580	9,189	8,419	9,000 - 12,000
Zinc	tonnes	8,069	10,291	24,954	28,895	27,000 - 35,000
Silver[3]	oz	281,397	264,752	711,867	596,144	750,000 - 1,000,000
Cost per ounce of gold produced
Cash cost[4]	$/oz	372	670	606	864	700 - 900

1 Metal reported in concentrate is prior to deductions associated with smelter terms.

2 Gold production guidance includes gold contained in concentrate produced and gold in doré.

3 Silver production guidance includes silver contained in concentrate produced and silver in doré.

4 Combined unit costs, cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

We now expect to exceed the top end of the 2024 gold production guidance range in Manitoba driven by outperformance at New Britannia with throughput achieving new record levels and the Lalor mine delivering better-than-expected gold grades by focusing on ore quality improvements. We also expect copper production to trend towards the higher end of the 2024 guidance range, and we are well on track to achieve zinc and silver 2024 production guidance. Similarly, we expect 2024 gold cash cost to be favourably positioned at the lower end of the cost guidance range, reflecting the strong cost control and gold production achieved to date.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended		Nine months ended[5]	Since acquisition to5
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Ore mined[1]	tonnes	3,098,863	3,792,568	8,986,081	4,347,991
Strip ratio[2]		6.05	2.96	5.62	2.90
Ore milled	tonnes	3,363,176	3,158,006	9,775,752	3,600,261
Copper	%	0.24	0.36	0.25	0.36
Gold	g/tonne	0.09	0.08	0.08	0.08
Silver	g/tonne	0.73	1.40	0.97	1.36
Copper concentrate	tonnes	28,049	39,068	87,974	44,629
Concentrate grade	% Cu	24.0	23.8	23.3	23.8
Copper recovery	%	84.1	80.9	83.2	80.5
Gold recovery	%	67.3	56.1	62.2	57.5
Silver recovery	%	71.2	71.3	72.6	72.2
Combined unit operating costs[3,4]	C$/tonne	15.58	24.88	19.56	21.82

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

5 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the results for the nine months ended September 30, 2023 represents the period from the acquisition date, June 20, 2023, through to the end of the third quarter of 2023.

		Three months ended		Nine months ended[2]	Since acquisition to2
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Contained metal in concentrate produced
Copper	tonnes	6,736	9,303	20,479	10,542
Gold	oz	6,274	4,608	15,145	5,353
Silver	oz	55,963	101,069	221,566	112,987
Payable metal sold
Copper	tonnes	6,026	8,956	19,523	8,956
Gold	oz	6,199	5,329	14,699	5,329
Silver	oz	53,241	91,002	205,789	91,002
Cost per pound of copper produced
Cash cost[1]	$/lb	1.81	2.67	2.67	2.36
Sustaining cash cost[1]	$/lb	5.06	3.39	5.15	2.99

1 Cash cost and sustaining cash cost, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the results for the nine months ended September 30, 2023 represents the period from the acquisition date, June 20, 2023, through to the end of the third quarter of 2023.

Overview

Since acquiring Copper Mountain in June 2023, Hudbay has been focused on advancing operational stabilization plans, including opening up the mine by re-activating the full mining fleet, adding additional mining faces, optimizing the ore feed to the plant and implementing plant improvement initiatives that mirror Hudbay's successful processes at Constancia. These stabilization plans have successfully increased the total tonnes moved and resulted in stronger mill performance as demonstrated by record high mill availability of 95% and above-target copper recoveries of 84% in the third quarter of 2024. As a result, year-to-date mill performance has resulted in the highest mill availability and highest copper recoveries achieved at Copper Mountain mine in the last decade. Similarly, the stabilization efforts have successfully reduced combined unit operating costs to C$19.56 per tonne year-to-date, compared to C$21.38 per tonne milled in second half of 2023 (or first six months since acquisition).

Efforts are now focused on optimizing the operations throughout the balance of 2024 and into 2025. Mining activities will continue to execute the three-year accelerated stripping program intended to bring higher grade ore into the mine plan. Feasibility engineering has commenced to debottleneck and increase the nominal plant capacity to its permitted capacity of 50,000 tonnes per day earlier than contemplated in the most recent technical report.

Mining Activities

Total ore mined at Copper Mountain in the third quarter of 2024 was 3.1 million tonnes, a decrease of 18% compared to the third quarter of 2023. As planned, ore stockpiles were utilized as ore feed to the mill while the mine operation team increased waste stripping activities. Total material moved continued to ramp up in the quarter to 23.0 million tonnes, compared to 16.5 million tonnes in the same period last year, as a result of effective usage of the mining fleet to execute the accelerated stripping program to access higher head grades. The focus in the third quarter of 2024 was on mining efficiencies and operator recruitment to effectively utilize the available haul trucks fleet. As a result, total material moved is expected to continue to increase quarter-over-quarter as per the mine plan.

Milling Activities

The mill processed 3.4 million and 9.8 million tonnes of ore during the third quarter and first nine months of 2024, respectively. Ore processed in the third quarter of 2024 was 6% higher than the third quarter of 2023 benefiting from stabilization and reliability initiatives within the mill processing circuit. The average mill availability during the third quarter of 2024 increased to 95%, while maintaining a stable throughput rate. Mill throughput in the third quarter of 2024 was limited by unplanned maintenance and elevated clay material which impacted the second crushing circuit. During the third quarter, a number of initiatives were advanced to address these issues and other identified constraints and to improve throughput to targeted levels, with the benefits expected to be realized in the fourth quarter of 2024. Several mill initiatives have been implemented this year, including reprogramming the mill expert system, installation of advanced semi-autogenous grinding control instrumentation, redesign of the SAG liner package and updated operational procedures intended to remove magnetite from the pebble stream.

Milled copper grades during the third quarter of 2024 were 33% lower than the third quarter of 2023 as we continued to draw on stockpiled ore. Copper recoveries of 84.1% were higher than the third quarter of 2023, exceeding our expectations despite processing lower grades as the operations improved the regrind circuit constraint and implemented the flotation operational strategy improvements, including reagent selection and dose modification. Similarly, milled gold grades were higher in the third quarter of 2024 than the same period in 2023, resulting in higher gold recoveries of 67.3% in the third quarter of 2024.

Production and Sales Performance

During the third quarter of 2024, production of copper, gold and silver was 6,736 tonnes, 6,274 ounces and 55,963 ounces, respectively. Production of copper and silver decreased by 28% and 45%, respectively, compared to the third quarter of 2023 primarily as a result of lower head grades from the use of stockpiled ore to feed the mill. Gold production increased by 36% compared to the third quarter of 2023 due to higher gold grades and recoveries.

During the first nine months of 2024, production of copper, gold and silver was 20,479 tonnes, 15,145 ounces and 221,566 ounces, respectively.

*Copper equivalent production is calculated using the quarter average LME prices for each metal excluding molybdenum.

** Copper Mountain mine production are stated at 100%. Hudbay owns 75% of Copper Mountain mine.

Cost Performance

Combined mine, mill and G&A unit operating costs in the third quarter of 2024 were C$15.58 per tonne milled, 34% lower than the third quarter of 2023. This is primarily due to lower mining costs as there were high ore rehandling costs in the third quarter of 2023, higher ore milled and the benefits from the various stabilization initiatives implemented over the course of this year. Combined unit operating costs are expected to continue to benefit from the execution of our accelerated stripping program and implementation of our optimization initiatives at Copper Mountain.

Combined mine, mill and G&A unit operating costs for the first nine months of 2024 were C$19.56 per tonne milled versus C$21.82 per tonne milled in second half of 2023 (or first six months since acquisition).

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2024 were $1.81 and $5.06, respectively. Cash cost was 32% lower than in the third quarter of 2023 for the same reasons as mentioned above regarding the unit cost variance. Sustaining cash costs were 49% higher than the third quarter of 2023 mainly as a result of planned higher capitalized stripping costs in order to arrive at higher grade ore, in accordance with our accelerated stripping program.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the first nine months of 2024 were $2.67 and $5.15, respectively.

British Columbia Guidance Outlook

		Three months ended		Nine months ended[2]	Since acquisition to2	Guidance
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023	Annual 2024
Contained metal in concentrate produced
Copper	tonnes	6,736	9,303	20,479	10,542	30,000 - 44,000
Gold	oz	6,274	4,608	15,145	5,353	17,000 - 26,000
Silver	oz	55,963	101,069	221,566	112,987	300,000 - 455,000
Cost per pound of copper produced
Cash cost[1]	$/lb	1.81	2.67	2.67	2.36	2.00 - 2.50

1 Cash cost, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the results for the nine months ended September 30, 2023 represents the period from the acquisition date, June 20, 2023, through to the end of the third quarter of 2023.

We expect to be slightly below the low end of our 2024 guidance range for copper production in British Columbia as a result of lower grades in stockpiled ore and the ramp-up of stabilization efforts throughout the year. We expect gold and silver production to be within the 2024 guidance range in British Columbia. Cash cost for the nine months ended September 30, 2024 was above the higher end of our 2024 guidance range; however, we expect fourth quarter cash cost to continue to improve our anticipated full year cash cost towards the upper end of the 2024 cost guidance range.

FINANCIAL REVIEW

Financial Results

In the third quarter of 2024, we recorded net earnings attributable to owners of $49.8 million compared to net earnings on the same basis of $45.1 million in the third quarter of 2023, representing an increase in net earnings attributable to owners of $4.7 million. Year-to-date in 2024, we recorded net earnings attributable to owners of $55.5 million compared to net earnings on the same basis of $35.7 million for the same period in 2023, representing an increase earnings attributable to owners of $19.8 million.

The following table provides further details on the makeup of this variance:

(in $ millions)	Three months ended September 30, 2024	Nine months ended September 30, 2024[1]
Increase (decrease) in components of earnings:
Revenues	5.3	348.5
Cost of sales
Mine operating costs	11.8	(140.4)
Depreciation and amortization	16.3	(34.5)
Selling and administrative expenses	(1.9)	(19.2)
Exploration expenses	(7.5)	(12.5)
Re-evaluation adjustment - environmental obligation	(34.4)	(39.4)
Other expenses	1.0	(7.5)
Net finance expense	4.9	(17.9)
Tax expense	9.4	(64.6)
Increase in net earnings for the period	4.9	12.5
Change in non-controlling interest	(0.2)	7.3
Increase in net earnings attributable to owners for the period	4.7	19.8

[1]Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the results for the nine months ended September 30, 2023 represents the period from the acquisition date, June 20, 2023, through to the end of the third quarter of 2023.

Revenue

Revenue for the third quarter of 2024 was $485.8 million, $5.3 million higher than the same period in 2023, primarily as a result of higher metal prices and higher zinc sales volumes, partially offset by lower copper sales volumes in Peru due to lower grades in the third quarter of 2024 as a planned stripping program was completed at Pampacancha in 2024.

Revenue for the first nine months of 2024 was $1,436.3 million, $348.5 million higher than the same period in 2023, primarily as a result of higher metal prices, higher gold and silver sales volumes and incremental revenue as a result of the Copper Mountain mine acquisition.

While a majority of revenues continue to be from copper, gold is representing an increasing portion of total revenues at 36% in the third quarter of 2024 and 33% year-to-date, compared to 27% and 26% in 2023, respectively. This is as a result of higher gold production and strong leverage higher gold prices in 2024, increasing commodity diversification and improving overall revenues.

The following table provides further details on these variances:

(in $ millions)	Three months ended September 30, 2024	Nine months ended September 30, 2024

Metals prices[1]
Higher copper prices	29.7	49.3
Higher gold prices	62.3	95.0
Higher zinc prices	3.6	1.5
Higher silver prices	3.5	5.9
Sales volumes
(Lower) higher copper sales volumes	(96.4)	(61.5)
(Lower) higher gold sales volumes	(2.5)	111.5
Higher (lower) zinc sales volumes	3.5	(4.0)
(Lower) higher silver sales volumes	(1.9)	3.2
British Columbia Business Unit[2]
Copper	-	129.6
Gold	-	19.8
Silver	-	4.3
Treatment & Refining	-	(7.7)
Other
Molybdenum and other volume and pricing differences	(8.2)	(4.0)
Variable consideration adjustments	-	(8.7)
Effect of lower treatment and refining charges	11.7	14.3
Increase in revenue in 2024 compared to 2023	5.3	348.5
[1] See discussion below for further information regarding metals prices.

[2] Represents revenue for the period of January 1, 2024 through to June 30, 2024, where there was no comparable revenue in the comparative period due to the fact Copper Mountain mine was acquired on June 20, 2023.

Our revenue by significant product type is summarized below:

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Copper	261.3	334.1	805.8	704.1
Gold	176.4	128.4	474.0	279.2
Zinc	24.2	17.8	54.7	57.9
Silver	12.7	10.3	35.8	23.8
Molybdenum	16.8	22.4	51.0	58.2
Other metals	-	-	0.5	0.2
Revenue from contracts	491.4	513.0	1,421.8	1,123.4
Amortization of deferred revenue - gold	4.3	10.2	26.2	23.4
Amortization of deferred revenue - silver	5.3	6.6	22.0	22.5
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	(3.9)	4.9
Pricing and volume adjustments[1]	6.0	(16.4)	41.6	(8.4)
Treatment and refining charges	(21.2)	(32.9)	(71.4)	(78.0)
Revenue	485.8	480.5	1,436.3	1,087.8

[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts (QP hedges) and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 18 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the three and nine months ended September 30, 2024 and 2023, respectively, are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Nine Months Ended
Prices		LME QTD 2024[2]	Sep. 30, 2024	Sep. 30, 2023	LME YTD 2024[2]	Sep. 30, 2024	Sep. 30, 2023
Copper	$/lb	4.18	4.24	3.76	4.14	4.21	3.87
Zinc	$/lb	1.26	1.28	1.09	1.22	1.23	1.19
Gold[3]	$/oz		2,582	1,738		2,206	1,798
Silver[3]	$/oz		27.58	22.34		24.76	21.95
[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
[2] London Metal Exchange average for Cash copper and zinc prices.
[3] Sales of gold and silver from Constancia mine are subject to our precious metals stream agreement with Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 35 of this MD&A.

In addition to QP hedges, we may periodically undertake metal price hedging in accordance with Board approved policies to achieve strategic objectives, including locking in favourable metal prices to ensure minimum cash flows during or after the construction of a mine or during a period of reduced liquidity, to manage cash flows at shorter life or higher cost operations or as part of a financing arrangement. The realized prices, denoted in the table above, exclude the impact of derivative mark-to-market gains and losses on these non-QP hedges, which are included in change in fair value of financial instruments in our consolidated interim statement of earnings. The forward copper sales and zero copper cost collar hedges were entered into in the first quarter of 2024, which represent a total of approximately 50% of Copper Mountain's expected 2024 production.

As of September 30, 2024, Hudbay had the following non-QP hedges outstanding:

- Forward sales contracts at the Copper Mountain mine for a total of 9.3 million pounds of copper over the period of October 2024 to April 2025 at an average price of $3.95 per pound;

- Zero-cost collar program at the Copper Mountain mine for 11.6 million pounds of copper over a twelve month period of October 2024 to April 2025 at an average floor price of $3.88 per pound and an average cap price of $4.14 per pound; and

- Zero-cost collar program for 5,000 ounces of gold production per month over a period of October 2024 to December 2024 at an average floor price of $2,110 per ounce and an average cap price of $2,467 per ounce.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended September 30, 2024
(in $ millions) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	261.3	176.4	24.2	12.7	16.8	-	491.4
Amortization of deferred revenue	-	4.3	-	5.3	-	-	9.6
Pricing and volume adjustments [3]	(1.7)	9.1	-	0.3	(1.7)	-	6.0
Revenue, including mark-to-market on QP hedges [4]	259.6	189.8	24.2	18.3	15.1	-	507.0
Realized non-QP derivative mark-to-market	(1.4)	(0.7)	-	-	-	-	(2.1)
By-product credits [5]	258.2	189.1	24.2	18.3	15.1	-	504.9
Payable metal in concentrate and doré sold [6]	27,760	73,232	8,607	663,413	343	-	-
Realized price [7]	9,352	2,582	2,812	27.58	-	-	-
Realized price [8]	4.24	-	1.28	-	-	-	-
Nine months ended September 30, 2024
(in $ millions) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	805.8	474.0	54.7	35.8	51.0	0.5	1,421.8
Amortization of deferred revenue	-	26.2	-	22.0	-	-	48.2
Pricing and volume adjustments [3]	3.0	35.6	(0.9)	1.6	2.3	-	41.6
Revenue, including mark-to-market on QP hedges [4]	808.8	535.8	53.8	59.4	53.3	0.5	1,511.6
Realized non-QP derivative mark-to-market	(3.9)	(0.7)	-	-	-	-	(4.6)
By-product credits [5]	804.9	535.1	53.8	59.4	53.3	0.5	1,507.0
Payable metal in concentrate and doré sold [6]	87,167	242,608	19,859	2,399,297	1,105	-	-
Realized price [7]	9,279	2,206	2,709	24.76	-	-	-
Realized price [8]	4.21	-	1.23	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per consolidated interim financial statements.
[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.
[4] Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.
[5] By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[8] Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold affect our revenue, operating cash flow and gross profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Three months ended September 30, 2023
(in $ millions) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	334.1	128.4	17.8	10.3	22.4	-	513.0
Amortization of deferred revenue	-	10.2	-	6.6	-	-	16.8
Pricing and volume adjustments [3]	(7.8)	(8.6)	(0.7)	(0.2)	0.9	-	(16.4)
Revenue, including mark-to-market on QP hedges [4]	326.3	130.0	17.1	16.7	23.3	-	513.4
Realized non-QP derivative mark-to-market [5]	-	-	-	-	-	-	-
By-product credits [4]	326.3	130.0	17.1	16.7	23.3	-	513.4
Payable metal in concentrate and doré sold [6]	39,371	74,798	7,124	748,955	426	-	-
Realized price [7]	8,287	1,738	2,400	22.34	-	-	-
Realized price [8]	3.76	-	1.09	-	-	-	-
Nine months ended September 30, 2023
(in $ millions) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	704.1	279.2	57.9	23.8	58.2	0.2	1,123.4
Amortization of deferred revenue	-	23.4	-	22.5	-	-	45.9
Pricing and volume adjustments [3]	(12.7)	6.8	(1.6)	(0.3)	(0.6)	-	(8.4)
Revenue, including mark-to-market on QP hedges [4]	691.4	309.4	56.3	46.0	57.6	0.2	1,160.9
Realized non-QP derivative mark-to-market [5]	-	-	-	-	-	-	-
By-product credits [4]	691.4	309.4	56.3	46.0	57.6	0.2	1,160.9
Payable metal in concentrate and dore sold [6]	80,990	172,052	21,393	2,096,289	994	-	-
Realized price [7]	8,538	1,798	2,632	21.95	-	-	-
Realized price [8]	3.87	-	1.19	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per financial statements.
[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.
[4] By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[5] Derivative mark-to-market excludes mark-to-market on QP hedges.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[8] Realized price for copper and zinc in $/lb.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Nine months ended
		Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Gold	oz	5,186	12,399	31,949	28,597
Silver	oz	365,807	434,894	1,513,545	1,475,052

Gold deferred revenue drawdown rate[1]	$/oz	817	820	817	820
Gold cash rate[2]	$/oz	425	420	422	418
Total gold stream realized price	$/oz	1,242	1,240	1,239	1,238

Silver deferred revenue drawdown rate[1]	$/oz	14.56	15.26	14.56	15.26
Silver cash rate[2]	$/oz	6.26	6.20	6.22	6.16
Total silver stream realized price	$/oz	20.82	21.46	20.78	21.42
[1] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.
[2] The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded. The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Subsequent to the variable consideration adjustment recorded on January 1, 2024, the deferred revenue amortization is recorded in Peru at $817/oz gold and $14.56/oz silver (September 30, 2023 - $820/oz gold and $15.26/oz silver).

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Peru
Mining	37,647	33,875	98,173	92,315
Milling	48,535	46,996	143,494	147,863
Changes in product inventory	1,133	4,137	16,311	20,080
Depreciation and amortization	57,242	80,625	187,132	189,925
G&A	19,928	20,957	62,684	52,305
Inventory adjustments	206	-	206	-
Freight, royalties and other charges	16,247	18,055	48,467	46,050
Total Peru cost of sales	180,938	204,645	556,467	548,538
Manitoba
Mining	40,114	41,421	126,754	120,854
Milling	16,903	16,923	48,601	46,964
Changes in product inventory	1,245	(766)	(1,722)	(11,004)
Depreciation and amortization	27,662	26,873	79,000	73,665
Inventory adjustments	1,392	-	1,392	906
G&A	12,622	10,249	35,065	26,570
Past service pension costs	2,786	-	2,786	-
Freight, royalties and other charges	7,283	6,121	19,122	16,952
Total Manitoba cost of sales	110,007	100,821	310,998	274,907
British Columbia[1]
Mining	12,918	29,251	60,934	29,251
Milling	19,707	24,102	64,589	24,102
Changes in product inventory	(550)	3	6,775	3
Depreciation and amortization	12,548	6,255	38,239	6,255
G&A	5,788	5,050	15,132	5,050
Freight, royalties and other charges	4,631	3,930	13,781	3,930
Total British Columbia cost of sales	55,042	68,591	199,450	68,591
Cost of sales	345,987	374,057	1,066,915	892,036

1 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the results for the nine months ended September 30, 2023 represents the period from the acquisition date, June 20, 2023, through to the end of the third quarter of 2023.

Total cost of sales for the third quarter of 2024 was $346.0 million, reflecting a decrease of $28.1 million compared to the third quarter of 2023. British Columbia cost of sales decreased by $13.5 million primarily driven by lower mining and milling costs partially offset by higher depreciation in the quarter. Peru cost of sales decreased by $23.7 million in the third quarter of 2024, compared to the same period of 2023 mainly due to lower drawdown of product inventory versus the comparative 2023 period and lower depreciation in line with the lower production during the quarter. Manitoba cost of sales increased by $9.2 million in the third quarter of 2024, primarily as a result of $2.0 million related to drawdown of finished goods inventory, inventory adjustments for certain materials and supplies inventories and additional profit sharing charges during the quarter, compared to the same period of 2023.

Total cost of sales for the first nine months of 2024 was $1,066.9 million, reflecting an increase of $174.9 million from the same period in 2023 in part due to $130.9 million of 6 months of incremental operating costs from British Columbia. In addition, Peru cost of sales increased by $7.9 million mainly due to higher mining, G&A and freight costs. Manitoba cost of sales increased by $36.1 million as a result of a $9.3 million increase in the relative drawdown of finished goods inventory, $7.8 million increase in profit sharing, and higher mining, milling and depreciation as a result of higher production.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the third quarter of 2024, other significant variances in non-operating expenses, compared to the same period in 2023, include the following:

- Net finance expenses decreased by $4.9 million primarily due to a decrease of $5.7 million on mark-to-market losses from investments in junior mining holdings, a decrease of $5.0 million from interest expense on long-term debt benefiting from the retirement of some senior notes, an increase in foreign exchange gain of $2.7 million, an increase of $1.6 million from interest income, a decrease of $1.1 million from withholding taxes, partially offset by an increase of $2.3 million on mark-to-market losses from non-QP hedges and an $8.0 million increase in the relative revaluation loss of the gold prepayment liability.

- Exploration expenses increased by $7.5 million primarily due to our planned Snow Lake exploration program consisting of modern geophysical programs and multi-phased drilling campaigns, much of which is funded by flow-through financing.

- Re-evaluation adjustment - environmental provision contributed $34.4 million of additional expense compared to the same period of 2023 due to the relative revaluation of the environmental reclamation provision on our Manitoba non-producing sites from changes in long term risk-free discount rates and inflation rates.

Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation rates and long-term risk-free discount rates and, as such, we may continue to experience significant quarterly environmental reclamation provision revaluations.

For the year-to-date 2024, other significant variances in non-operating expenses, compared to the same period in 2023, included the following:

- Net finance expenses increased by $17.9 million due to an increase in market-to-market losses of $16.7 million from non-QP hedges, an $8.4 million increase in the relative revaluation loss of the gold prepayment liability, a $4.7 million increase in other finance expenses mostly related to equipment financing, a $2.5 million increase in net foreign exchange loss, partially offset by a decrease in mark-to-market loss of $5.8 million from investments, an increase of $4.4 million in interest income, a $2.0 million decrease in interest expense on long-term debt, and a decrease in the accretion of revenue streaming arrangement of $1.8 million.

- Selling and administrative expenses increased by $19.2 million reflecting a higher share-based compensation expense as a result of a comparative increase in share price during the current period along with incremental selling and administrative expenses incurred by the Copper Mountain mine.

- Other expenses increased by $7.5 million primarily due to an increase of $12.4 million in write-off of previously capitalized PP&E costs, net of capitalized accrued interest, primarily related to an expired option agreement in Arizona and a $6.0 million increase in amortization of certain community costs, partially offset by a decrease of $6.9 million in acquisition costs related to the acquisition of Copper Mountain incurred in 2023 and $3.0 million gain related to the renouncement of flow-through share liability.

- Exploration expenses increased by $12.5 million primarily due to our planned Snow Lake exploration program consisting of modern geophysical programs and multi-phased drilling campaigns, much of which is funded by flow-through financing.

- Re-evaluation adjustment - environmental provision increased by $39.4 million due to the same reasons as outlined above in the quarterly variance analysis.

Tax Expense

For the three months ended September 30, 2024, tax expense decreased by $9.4 million compared to the same period in 2023. For the nine months ended September 30, 2024 tax expense increased by $64.6 million compared to the same period in 2023. The following table provides further details:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Deferred tax expense (recovery) - income tax[1]	3,993	1,913	(1,243)	(16,371)
Deferred tax (recovery) expense - mining tax[1]	(805)	853	(4,913)	(1,217)
Total deferred tax expense (recovery)	3,188	2,766	(6,156)	(17,588)
Current tax expense - income tax	11,830	28,131	67,684	37,876
Current tax expense - mining tax	14,329	7,762	37,852	14,545
Total current tax expense	26,159	35,893	105,536	52,421
Tax expense	29,347	38,659	99,380	34,833
[1] Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.7% to our net earnings before taxes of $147.9 million for year-to-date 2024 would have resulted in a tax expense of approximately $39.5 million; however, we recorded an income tax expense of $66.4 million. The significant items causing our effective income tax rate to be different than the 26.7% estimated Canadian statutory income tax rate include:

- Deductible temporary differences with respect to Peru, Manitoba and British Columbia, relating to the decommissioning and restoration liabilities, were derecognized as we have determined that it is probable that we will not realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the operations. This resulted in a combined deferred tax expense of $8.0 million.

- Foreign exchange on the translation of deferred tax balances to group currency resulted in a deferred tax expense of $7.1 million.

- The tax expense with respect to our foreign operations is recorded using an income tax rate other than the Canadian statutory income tax rate of 26.7%, resulting in a tax expense of $20.2 million.

- New Canadian tax legislation was passed that limits interest and finance expenses to 30% of Tax EBITDA and is applicable for the 2024 tax year. The restricted interest and finance expense ("RIFE") in the year creates a new tax pool that can be used in future years where there is excess capacity available. This tax pool can be carried forward indefinitely. We have not recognized this tax pool. The effect of RIFE limitations of which no deferred tax asset is recognized is equal to $6.7 million.

- Adjustments with respect to prior years, including an increase in the statutory tax rate owing to a change in provincial allocation, resulting in a deferred tax recovery of $7.3 million.

- Current mining tax deductions resulting in a deferred tax recovery of $10.7 million.

- Relinquishment of expenses as part of flow-through share financing resulting in a deferred tax increase of $3.4 million.

Mining Tax Expense

For year-to-date 2024, we recorded a mining tax expense of $33.0 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on earnings related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable earnings if mining profit is C$50 million or less;

- Between mining earnings of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining earnings less C$50 million multiplied by 65%;

- 15% of total mining taxable earnings if mining profits are between C$55 million and C$100 million;

- Between mining earnings of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining earnings less C$100 million multiplied by 57%; and

- 17% of total mining taxable earnings if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at September 30, 2024, at the tax rate we expect to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

We estimate that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2024, our liquidity includes $443.3 million in cash, $40.0 million in short-term investments as well as undrawn total availability of $424.4 million under our revolving credit facilities.

Senior Unsecured Notes

During the third quarter of 2024, we purchased $13.4 million of our 4.5% senior notes due April 2026 ("2026 Notes") and $35.1 million of our 6.125% senior notes due April 2029 ("2029 Notes") on the open market. During 2024, we purchased a total $25.0 million of our 2026 Notes and $57.6 million of our 2029 Notes. As at September 30, 2024, we had $575.0 million aggregate principal amount of 2026 Notes and $542.4 million aggregate principal amount of 2029 Notes.

Senior Secured Revolving Credit Facilities

We have two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for our Canadian and Peruvian businesses on substantially similar terms and conditions.

During 2024, we fully repaid the $90.0 million of debt outstanding under our Peruvian revolving credit facility. As at September 30, 2024, there were nil draws under the Credit Facilities other than $25.6 million in letters of credit.

As at September 30, 2024, we were in compliance with our covenants under the Credit Facilities.

Subsequent to the quarter end, we proactively extended the Credit Facilities by three years from October 2025 to November 2028 and negotiated the flexibility to leave our 4.50% 2026 senior unsecured notes outstanding to maturity as we advance Copper World towards a sanctioning decision in accordance with the 3-P plan. The newly extended $450 million revolving credit facility, with the existing banking syndicate, includes an improved pricing grid reflecting the enhanced financial position of Hudbay, and features an opportunity to increase the facility by an additional $150 million at our discretion during the four-year tenor, providing additional financial flexibility.

C$130 Million Bilateral Letter of Credit Facility

We have a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables us to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, including C$30.0 million sub-limit for financial letters of credit. As at September 30, 2024, the Manitoba business unit had drawn $56.1 million in letters of credit under the LC Facility.

Surety Bonds and Letters of Credit

As at September 30, 2024, the Arizona business unit had $18.4 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $126.1 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $48.6 million in surety bonds issued to support future reclamation and $4.9 million in surety bonds issued to support the hydro used at Copper Mountain mine. The British Columbia business unit also had $0.6 million in cash collateralized letters of credit issued with various Canadian financial institutions related to other operating matters.

Gold Prepayment Liability

During the fourth quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the expected capital requirements for the New Britannia gold mill refurbishment project. The transaction valued the future gold ounce delivery obligation at 79,954 gold ounces to be delivered in fixed monthly deliveries of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

During the third quarter of 2024, we completed our final fixed monthly delivery in August and have now fully completed all delivery obligations under the gold prepayment liability.

Working Capital

Working capital increased by $298.4 million to $434.3 million from December 31, 2023 to September 30, 2024, primarily due to an increase in cash and cash equivalents of $193.5 million, an increase in short-term investment of $40.0 million, a decrease in gold prepayment liability of $55.9 million, an increase in trade and other receivables of $43.6 million, a decrease in deferred revenue of $15.6 million, an increase in prepaid and other expenses of $4.1 million and a decrease in lease liabilities of $2.3 million. Partially offsetting these items were an increase in trades and other payable of $21.2 million, an increase in other financial liabilities and other liabilities of $17.2 million, a decrease in inventories of $10.7 million, an increase in taxes payable of $3.8 million and a decrease in other financial assets and taxes receivable of $3.7 million.

Cash Flows

The following table summarizes our cash flows for the three and nine months ended September 30, 2024 and September 30, 2023:

(in $ thousands)	Three months ended		Nine months ended
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Operating cash flow before change in non-cash working capital	186,322	181,980	455,889	323,466
Change in non-cash working capital	(40,144)	(30,032)	(31,553)	(75,682)
Cash generated from operating activities	146,178	151,948	424,336	247,784
Cash used in investing activities	(95,867)	(68,247)	(283,962)	(189,244)
Cash (used in) generated from financing activities	(92,277)	(18,698)	51,485	(40,576)
Effect of movement in exchange rates on cash	1,472	480	1,620	1,588
(Decrease) increase in cash	(40,494)	65,483	193,479	19,552

Cash Flow from Operating Activities

Cash generated from operating activities was $146.2 million during the third quarter of 2024, a decrease of $5.8 million compared to the same period in 2023. Operating cash flow before change in non-cash working capital was $186.3 million during the third quarter of 2024, reflecting an increase of $4.3 million compared to the third quarter of 2023. The increase in operating cash flows before change in working capital was primarily the result of higher realized gold and copper prices more than offsetting the impact of lower planned production of copper and precious metals and the impact of an increase of $17.3 million in cash taxes paid mostly in Peru, compared to the same period in 2023.

Year-to-date cash generated from operating activities was $424.3 million in 2024, an increase of $176.6 million compared to 2023. Operating cash flow before changes in non-cash working capital for the first nine months of 2024 was $455.9 million, an increase of $132.4 million compared to 2023. The increase in operating cash flow before changes in working capital was primarily the result of higher metal prices and gold sales volumes in part due to higher gold and copper grades at Lalor, as well as the incremental contribution margin from the Copper Mountain mine. This was partially offset by a significant increase in cash taxes paid of $85.1 million mainly at our Peru operations, compared to the same period in 2023.

Cash Flow from Investing and Financing Activities

During the third quarter of 2024, we spent $188.1 million in investing and financing activities, primarily driven by $98.3 million in capital expenditures, $48.1 million of our senior unsecured notes repurchased, net of discount, a $16.8 million repayment of our gold prepayment liability, $11.6 million in capitalized lease and equipment financing payments, the final $10.0 million deferred payment for the acquisition of a prior minority interest in Copper World, $2.9 million in other financing costs mainly related to our Credit Facilities and withholding taxes, $2.9 million in dividend payments and $2.4 million in community agreement payments. These cash outflows were partially offset by $5.1 million of interest income received.

Year-to-date, we spent $232.5 million in investing and financing activities, primarily driven by $250.2 million in capital expenditures, $100.0 million in repayments on our revolving credit facilities, $62.2 million repayment of our gold prepayment liability, $81.9 million of our senior unsecured notes repurchased, net of discount, $40.0 million in short-term investments, $37.4 million in interest paid on our long-term debt, $30.6 million in capitalized lease and equipment financing payments, $10.3 million in other financing costs mainly related to our Credit Facilities and withholding taxes, the final $10.0 million deferred payment for the acquisition of a prior minority interest in Copper World, $6.3 million in community agreement payments and $5.5 million of dividends paid. These cash outflows were partially offset by $386.2 million of proceeds from equity issuance, net of transaction and issuance costs, $12.8 million of interest income and grants received and $2.5 million net proceeds from exercise of stock options and warrants.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Nine months ended		Guidance
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023	Annual 2024[2]
(in $ millions)
Peru sustaining capital expenditures[1]	39.8	37.5	94.5	95.3	130.0
Manitoba sustaining capital expenditures	8.8	12.6	33.1	36.7	55.0
British Columbia sustaining capital expenditures[3]	40.7	11.1	93.9	11.1	105.0
Total sustaining capital expenditures	89.3	61.2	221.5	143.1	290.0
Arizona capitalized costs[4]	5.7	4.2	15.5	15.8	45.0
Peru growth capitalized expenditures	0.1	0.3	0.3	12.0	2.0
Manitoba growth capitalized expenditures	1.4	-	4.7	13.5	10.0
British Columbia growth capitalized expenditures	2.4	-	3.4	-	5.0
Other capitalized costs[2]	25.6	18.5	71.8	28.7
Capitalized exploration	1.4	14.9	5.5	15.8	8.0
Total other capitalized expenditures	36.6	37.9	101.2	85.8
Total accrued capital additions	125.9	99.1	322.7	228.9

Reconciliation to cash capital additions:
Right-of-use asset and equipment financing additions	(16.5)	(17.5)	(54.1)	(22.2)
Grants received	-	(13.7)	2.4	(13.7)
Community agreement additions	-	(0.3)	(1.8)	(2.0)
Non-cash capitalized stripping	(9.1)	(1.5)	(18.2)	(5.3)
Change in capital accruals and other	(2.0)	3.1	(0.8)	14.3
Acquisition of property, plant & equipment - cash	98.3	69.2	250.2	200.0
[1] Peru sustaining capital expenditures include capitalized stripping costs.
[2] Other capitalized costs primarily include right-of-use lease and equipment financing additions, which are excluded from guidance in 2024, in addition to non-cash deferred stripping.
[3] Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper mountain mine. As Copper Mountain was acquired on June 20, 2023, the production for the nine months ended September 30, 2023 represents the period from the acquisition date, June 20, 2023, through to the end of the third quarter of 2023.
[4] With the receipt of the Aquifer Protection Permit on August 29, 2024, we expect to commence activities related to the preparation of feasibility studies for Copper World. As a result, 2024 growth capital spending in Arizona has increased by an additional $25 million, compared to the original 2024 guidance of $20 million.

For the three and nine months ended September 30, 2024, total capital additions increased by $26.8 million and $93.8 million, respectively, compared to the same period in 2023, primarily due to new sustaining capital expenditures at the Copper Mountain mine and new leases and equipment financing transactions, partially offset by higher capitalized right of use assets and leases, and reduced sustaining and growth capital expenditures in Manitoba and Peru.

Sustaining capital expenditures in Manitoba for the three and nine months ended September 30, 2024 were $8.8 million and $33.1 million, respectively, representing a decrease of $3.8 million and $3.6 million, respectively, compared to the same period in 2023 due to lower capital development at Lalor. Sustaining capital expenditures in Peru for the three and nine months ended September 30, 2024 were $39.8 million and $94.5 million, respectively, representing an increase of $2.3 million and a decrease of $0.8 million, respectively, compared to the same period in 2023. Sustaining capital expenditures in British Columbia for the three and nine months ended September 30, 2024 were $40.7 million and $93.9 million, respectively, which included $18.5 million and $48.9 million of capitalized stripping related to our planned three-year accelerated stripping campaign to access higher grade ore.

Growth capital spending in Manitoba for the three and nine months ended September 30, 2024 was $1.4 million and $4.7 million, respectively, representing a increase of $1.4 million and a decrease of $8.8 million, respectively, compared to the same period in 2023. The decrease mainly relates to the completion of the Stall mill recovery improvement project in 2023, partially offset by the development of an exploration drift at 1901 in 2024. Growth capital expenditures in Peru for the three and nine months ended September 30, 2024 were $0.1 million and $0.3 million, respectively, representing a decrease of $0.2 million and $11.7 million, respectively. The decrease mainly relates to the completion of the copper recovery improvement project in 2023. Arizona's capital expenditures for the three and nine months ended September 30, 2024 were $5.7 million and $15.5 million, respectively, mainly related to ongoing carrying costs.

Other capitalized costs for the three and nine months ended September 30, 2024 were $25.6 million and $71.8 million, respectively, which are mostly made up of non-cash capitalized lease and equipment financing additions.

Capitalized exploration for the three and nine months ended September 30, 2024 were $1.4 million and $5.5 million, respectively.

We expect 2024 total capital expenditures to be in line with annual guidance.

Capital Commitments

As at September 30, 2024, we had outstanding capital commitments in Canada of approximately $11.4 million, of which $3.7 million can be terminated, approximately $57.3 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $35.2 million in Arizona, primarily related to our Copper World project, none of which can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at September 30, 2024:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,341.2	62.5	669.9	608.8	-
Equipment Financing and lease obligations	179.4	71.5	70.5	27.3	10.1
Purchase obligation - capital commitments	103.9	48.0	36.3	19.6	-
Purchase obligation - other commitments[3]	1,378.0	408.0	378.5	134.1	457.4
Pension and other employee future benefits obligations[2]	110.2	4.8	16.2	8.8	80.4
Community agreement obligations[4,5]	90.5	22.0	11.5	8.1	48.9
Decommissioning and restoration obligations[5]	488.3	4.4	12.9	7.5	463.5
Total	3,691.5	621.2	1,195.8	814.2	1,060.3
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments
[2] Discounted.
[3] Primarily made up of trades payables, accrued liabilities, long-term agreements with operational suppliers, obligations for power purchases, concentrate handling and fleet and port services.
[4] Represents community agreement obligations and various finalized land user agreements, including Pampacancha.
[5] Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreement for the Constancia mine;

- Government royalty payments related to the Constancia mines; and,

- Participation agreements related to the Copper Mountain mine.

Outstanding Share Data

As of November 11, 2024, the final trading day prior to the date of this MD&A, there were 393,933,811 common shares of Hudbay issued and outstanding. In addition, there were 2,504,975 stock options and 80,872 common share purchase warrants outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2024			2023				2022
	Q3	Q2	Q1	Q4[2]	Q3	Q2	Q1	Q4[2]
Production on a copper equivalent basis (tonnes)	60,895	47,164	62,120	77,951	71,335	37,530	38,614	45,454
Average realized copper price ($/lb)	4.24	4.56	3.91	3.77	3.77	3.89	3.98	3.61
Average realized gold price ($/oz)	2,582	2,222	1,941	2,062	1,738	1,810	1,881	1,615
Revenue	485.8	425.5	525.0	602.2	480.5	312.2	295.2	321.2
Gross profit	139.8	77.6	152.0	196.8	106.4	22.9	66.5	69.7
Earnings (loss) before tax	79.7	0.4	67.8	81.0	84.1	(30.7)	17.4	(14.3)
Net earnings (loss)	50.4	(20.4)	18.5	33.5	45.5	(14.9)	5.5	(17.4)
Net earnings (loss) earnings - attributable	49.8	(16.6)	22.4	30.7	45.1	(14.9)	5.5	(17.4)
Adjusted net earnings (loss)[1] - attributable	50.3	0.1	59.4	68.6	24.3	(18.3)	0.1	2.6
Earnings (loss) per share attributable:
Basic and diluted	0.13	(0.05)	0.06	0.09	0.13	(0.05)	0.02	(0.07)
Adjusted net earnings (loss)[1] per share - attributable	0.13	0.00	0.17	0.20	0.07	(0.07)	0.00	0.01
Operating cash flow before change in non-cash working capital	186.3	122.0	147.5	246.5	182.0	55.9	85.6	109.1
Adjusted EBITDA[1]	206.2	145.0	214.2	274.4	190.7	81.2	101.9	124.7
Adjusted EBITDA LTM[1]	839.8	824.3	760.5	647.8	498.5	407.1	467.3	475.9
[1] Adjusted net earnings (loss) - attributable to owners, adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, and adjusted EBITDA last twelve months ("LTM") are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[2] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

On a quarterly basis, the Company's revenue is primarily impacted by metal prices, production mix and sales volumes of the key metals we produce. In addition to these factors, gross profit, net earnings (loss) attributable, earnings (loss) per share attributable, operating cash flow before change in non-cash working capital and adjusted EBITDA are also impacted by input costs. Net earnings (loss) and earnings (loss) per share are further impacted by net finance expense and re-evaluation adjustments of our closed site environmental provision.

The Company's results have also been impacted by the acquisition of Copper Mountain in June 2023.

During the third quarter of 2024, profitability and cash flows grew compared to the second quarter of 2024. This strength is related to higher gold, copper and zinc production compared to the second quarter of 2024, along with returning strength in commodity prices including record gold prices. These impacts offset lower planned mined grades observed in Peru in the third quarter of 2024 and the higher cash mining taxes paid in Peru resulting from higher profitability over the past several quarters. Strong operating cost control has continued into the third quarter resulting from a number of operational initiatives and high levels of mill throughput being experienced throughout the business.

During the second quarter of 2024, realized copper and gold prices continue to climb which overcame the decline in sales volumes of concentrate compared to the first quarter of 2024. Expected lower mined grades observed for the same metals in Peru and Manitoba were the primary factor for the decline in production since the first quarter of the year. Cost control remained favourable as we continued to track within cost guidance given the expected cadence in the year's production profile. Higher mining taxes continued as we experienced higher profitability over the past several quarters. Lastly, volatile inter-period copper and gold prices led to relatively high mark-to-market adjustments for our strategic non-QP hedging program and high share prices for our common shares led to higher share-based compensation expenses. This led to a total of $19.5 million in mark-to-market adjustments to be added back in our adjusted net earnings - attributable to owners measure

The first quarter of 2024 and the fourth quarter of 2023 reflected the continuation of strong copper, gold and silver production that commenced in the third quarter of 2023. The increase in copper, gold and silver prices in the first quarter of 2024 also contributed to strong revenue and profitability in the quarter.

Third quarter of 2023 results reflected significantly higher copper and gold production and sales volumes from the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor resulting in a significant increase in our revenues, gross profits and earnings.

The second quarter of 2023 benefited from the drawdown of higher-than-normal unsold copper concentrate inventory levels in Peru that had built up due to supply chain disruptions during a short period of social and political unrest in the first quarter of 2023.

Gold prices during the first quarter of 2023 averaged levels not seen since 2020, which positively impacted gross profit during the quarter. Social and political unrest in Peru resulted in road blockades causing logistics and supply chain disruptions until mid-February 2023 and led to a buildup of copper concentrate inventory above normal operating levels, affecting overall revenues and net earnings attributable in the first quarter.

Revenues for the fourth quarter of 2022 were negatively impacted by lower production due to planned maintenance programs at Lalor and Constancia, short-term changes in the mine plan in Peru and a build up of product inventory in Peru due to the aforementioned social unrest. The revenue impact of lower throughput was partially offset by higher commodity prices. Inflationary pressures on fuel, consumables and energy costs negatively impacting our production costs and margins.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess our financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost is shown because we believe it helps investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings - Attributable

Adjusted net earnings attributable to owners represents net earnings (loss) excluding certain impacts such as mark-to-market adjustments, foreign exchange (gains) loss, revaluation adjustment - environmental provisions for closed sites, variable consideration adjustment related to stream agreements, impairment charges and reversal of impairment charges on assets, (gain) loss on disposal of assets, other items that are not indicative of the underlying operating performance of our core business; and tax effect and non-controlling interest of the previously discussed items. These measures are not necessarily indicative of net earnings (loss) as determined under IFRS. The following table provides a reconciliation of net earnings and non-controlling interest per the condensed consolidated interim statements of income, to adjusted net earnings attributable to owners of the Company for the three and nine months ended September 30, 2024 and 2023.

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Net earnings for the period	50.4	45.5	48.5	36.0
Tax expense	29.3	38.7	99.4	34.8
Earnings before tax	79.7	84.2	147.9	70.8
Adjusting items:
Mark-to-market adjustments[1]	5.2	1.3	37.4	9.4
Foreign exchange (gain) loss	(3.3)	(0.6)	3.6	1.1
Re-evaluation adjustment - environmental provision[2]	2.0	(32.4)	(6.0)	(45.4)
Variable consideration adjustment - stream revenue and accretion	-	-	4.0	(5.0)
Inventory adjustments	1.6	-	1.6	0.9
Acquisition related costs	-	0.1	-	6.9
Restructuring charges	-	2.3	1.2	2.3
Reduction of obligation to renounce flow-through expenditures	(2.0)	-	(3.0)	-
Write-down/loss on disposal of PP&E	2.2	-	13.3	0.4
Adjusted earnings before income taxes	85.4	54.9	200.0	41.4
Tax expense	(29.3)	(38.7)	(99.4)	(34.8)
Tax impact of adjusting items	(5.2)	8.2	7.4	(0.5)
Adjusted net earnings	50.9	24.4	108.0	6.1
Adjusted net earnings attributable to non-controlling interest:
Net (earnings) loss for the period	(0.6)	(0.4)	7.0	(0.4)
Adjusting items, including tax impact	-	0.2	(3.9)	0.2
Adjusted net earnings - attributable to owners	50.3	24.2	111.1	5.9
Adjusted net earnings ($/share) - attributable to owners	0.13	0.07	0.30	0.02
Basic weighted average number of common shares outstanding (millions)	393.6	346.7	371.0	294.0
[1] Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation (recoveries) expenses. Also includes gains and losses on disposition of investments.
[2] Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings - attributable in the third quarter of 2024 of $50.3 million or 0.13 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is earnings before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings attributable measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for earnings or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Net earnings for the period	50.4	45.5	48.5	36.0
Add back:
Tax expense	29.3	38.7	99.4	34.8
Net finance expense	26.0	30.9	114.3	96.4
Other expense	7.9	8.9	35.3	27.7
Depreciation and amortization	97.5	113.8	304.4	269.8
Amortization of deferred revenue and variable consideration adjustment	(9.5)	(16.8)	(44.3)	(50.8)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	2.0	(32.4)	(6.0)	(45.4)
Inventory adjustments	1.6	-	1.6	0.9
Option agreement proceeds (Marubeni)	-	-	(0.4)	-
Realized loss on non-QP hedges	(2.1)	-	(4.7)	-
Share-based compensation expense [1]	3.1	2.1	17.1	4.0
Adjusted EBITDA	206.2	190.7	565.2	373.4
[1] Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at September 30, 2024 and December 31, 2023:

(in $ thousands)	Sep. 30, 2024	Dec. 31, 2023
Total long-term debt	1,108,900	1,287,536
Cash and cash equivalents	(443,273)	(249,794)
Short-term investments	(40,000)	-
Net debt	625,627	1,037,742

Net Debt to Adjusted EBITDA Ratio

The following table presents our calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at September 30, 2024 and December 31, 2023:

(in $ millions, except net debt to adjusted EBITDA ratio)	Sep. 30, 2024	Dec. 31, 2023
Net debt	625.6	1,037.7
Adjusted EBITDA for the last twelve months	839.8	647.8
Net debt to adjusted EBITDA	0.7	1.6

The following table presents the reconciliation of Net earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the last twelve months ended September 30, 2024 and December 31, 2023:

	12 months ended
(in $ millions)	Sep. 30, 2024	Dec. 31, 2023
Net earnings for the period	82.0	69.5
Add back:
Tax expense	146.9	82.3
Net finance expense	163.2	145.3
Other expense	46.0	38.3
Depreciation and amortization	426.3	391.7
Amortization of deferred revenue and variable consideration adjustment	(70.7)	(77.3)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	28.0	(11.4)
Inventory adjustments	3.0	2.3
Option agreement proceeds (Marubeni)	(0.4)	-
Realized loss on non-QP hedges	(4.7)	-
Share-based compensation expense [1]	20.2	7.1
Adjusted EBITDA for the last twelve months	839.8	647.8
[1] Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

The following table presents our calculation of the last twelve months adjusted EBITDA:

	Three months ended				LTM[1]
Trailing Adjusted EBITDA (in $ millions)	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Net earnings (loss) for the period	50.4	(20.4)	18.5	33.5	82.0
Add back:
Tax expense	29.3	20.8	49.3	47.5	146.9
Net finance expense	26.0	44.3	44.0	48.9	163.2
Other expenses	7.9	11.2	16.3	10.6	46.0
Depreciation and amortization	97.5	97.6	109.3	121.9	426.3
Amortization of deferred revenue and variable consideration adjustment	(9.5)	(11.5)	(23.2)	(26.5)	(70.7)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	2.0	(2.7)	(5.3)	34.0	28.0
Inventory adjustments	1.6	-	-	1.4	3.0
Realized loss on non-QP hedges	(2.1)	(2.6)	-	-	(4.7)
Option agreement proceeds	-	-	(0.4)	-	(0.4)
Share-based compensation expenses[2]	3.1	8.3	5.7	3.1	20.2
Adjusted EBITDA	206.2	145.0	214.2	274.4	839.8
[1] LTM (last twelve months) as of September 30, 2024.
[2] Share-based compensation expense reflected in cost of sales and administrative expenses.

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2024 and 2023. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Nine months ended
Net pounds of copper produced[1]
(in thousands)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Peru	46,782	64,112	143,329	148,327
Manitoba	7,491	7,893	20,258	18,561
British Columbia	14,850	20,510	45,148	23,240
Net pounds of copper produced	69,123	92,515	208,735	190,128
[1] Contained copper in concentrate.

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	259,457	3.75	288,410	3.12	798,751	3.83	685,428	3.61
By-product credits	(246,724)	(3.57)	(187,023)	(2.02)	(702,083)	(3.37)	(469,551)	(2.47)
Cash cost, net of by-product credits	12,733	0.18	101,387	1.10	96,668	0.46	215,877	1.14

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	90,679	1.31	104,547	1.13	285,861	1.37	242,420	1.28
Milling	85,145	1.23	88,021	0.95	256,684	1.23	218,929	1.15
G&A	38,016	0.55	36,107	0.39	111,596	0.53	83,637	0.44
Onsite costs	213,840	3.09	228,675	2.47	654,141	3.13	544,986	2.87
Treatment & refining	21,202	0.31	32,882	0.36	71,428	0.35	78,047	0.41
Freight & other	24,415	0.35	26,853	0.29	73,182	0.35	62,395	0.33
Cash cost, before by-product credits	259,457	3.75	288,410	3.12	798,751	3.83	685,428	3.61

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	24,326	0.35	17,099	0.18	53,831	0.26	56,369	0.30
Gold[3]	188,957	2.73	129,954	1.41	534,968	2.57	309,459	1.63
Silver[3]	18,347	0.27	16,724	0.18	59,474	0.28	46,003	0.24
Molybdenum & other	15,094	0.22	23,246	0.25	53,810	0.26	57,720	0.30
Total by-product credits	246,724	3.57	187,023	2.02	702,083	3.37	469,551	2.47
Reconciliation to IFRS:
Cash cost, net of by-product credits	12,733		101,387		96,668		215,877
By-product credits	246,724		187,023		702,083		469,551
Treatment and refining charges	(21,202)		(32,882)		(71,428)		(78,047)
Inventory adjustments	1,598		-		1,598		906
Share-based compensation expense	322		149		1,285		288
Past service pension costs	2,786		-		2,786		-
Change in product inventory	1,828		3,374		21,364		9,079
Royalties	3,746		1,253		8,188		4,537
Depreciation and amortization[4]	97,452		113,753		304,371		269,845
Cost of sales[5]	345,987		374,057		1,066,915		892,036
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 33 of this MD&A for these figures.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the nine months ended September 30, 2024 the variable consideration adjustments amounted loss of $3,849 (nine months ended September 30, 2023 - income of $4,885).
[4] Depreciation is based on concentrate sold.
[5] As per consolidated interim financial statements.

Peru	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Net pounds of copper produced[1]	46,782	64,112	143,329	148,327
[1] Contained copper in concentrate.

Peru	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	37,647	0.81	33,875	0.53	98,173	0.69	92,315	0.62
Milling	48,535	1.04	46,996	0.73	143,494	1.00	147,863	1.00
G&A	19,830	0.42	20,912	0.33	62,271	0.43	52,245	0.35
Onsite costs	106,012	2.27	101,783	1.59	303,938	2.12	292,423	1.97
Treatment & refining	11,366	0.24	19,143	0.30	37,422	0.26	46,843	0.32
Freight & other	14,130	0.30	17,040	0.26	43,303	0.30	41,891	0.28
Cash cost, before by-product credits	131,508	2.81	137,966	2.15	384,663	2.68	381,157	2.57
By-product credits	(47,245)	(1.01)	(84,793)	(1.32)	(201,825)	(1.40)	(182,885)	(1.23)
Cash cost, net of by-product credits	84,263	1.80	53,173	0.83	182,838	1.28	198,272	1.34

Peru	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	22,945	0.49	51,459	0.80	114,028	0.79	92,398	0.62
Silver[3]	9,214	0.20	10,088	0.16	34,468	0.24	33,006	0.22
Molybdenum	15,086	0.32	23,246	0.36	53,329	0.37	57,481	0.39
Total by-product credits	47,245	1.01	84,793	1.32	201,825	1.40	182,885	1.23
Reconciliation to IFRS:
Cash cost, net of by-product credits	84,263		53,173		182,838		198,272
By-product credits	47,245		84,793		201,825		182,885
Treatment and refining charges	(11,366)		(19,143)		(37,422)		(46,843)
Inventory adjustments	206		-		206		-
Share-based compensation expenses	98		45		413		60
Change in product inventory	1,133		4,137		16,311		20,080
Royalties	2,117		1,015		5,164		4,159
Depreciation and amortization[4]	57,242		80,625		187,132		189,925
Cost of sales[5]	180,938		204,645		556,467		548,538
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 33 of this MD&A.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per consolidated interim financial statements.

British Columbia	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Net pounds of copper produced[1]	14,850	20,510	45,148	23,240
[1] Contained copper in concentrate.

British Columbia	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	12,918	0.87	29,251	1.43	60,934	1.35	29,251	1.26
Milling	19,707	1.33	24,102	1.17	64,589	1.43	24,102	1.04
G&A	5,788	0.39	5,050	0.25	15,132	0.34	5,050	0.22
Onsite costs	38,413	2.59	58,403	2.85	140,655	3.12	58,403	2.52
Treatment & refining	3,307	0.22	4,905	0.24	10,982	0.24	4,905	0.21
Freight & other	3,002	0.20	3,693	0.18	10,757	0.24	3,693	0.16
Cash cost, before by-product credits	44,722	3.01	67,001	3.27	162,394	3.60	67,001	2.89
By-product credits	(17,891)	(1.20)	(12,234)	(0.60)	(41,957)	(0.93)	(12,234)	(0.53)
Cash cost, net of by-product credits	26,831	1.81	54,767	2.67	120,437	2.67	54,767	2.36

British Columbia	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold	16,259	1.09	10,120	0.50	36,027	0.80	10,120	0.44
Silver	1,632	0.11	2,114	0.10	5,930	0.13	2,114	0.09
Total by-product credits	17,891	1.20	12,234	0.60	41,957	0.93	12,234	0.53
Reconciliation to IFRS:
Cash cost, net of by-product credits	26,831		54,767		120,437		54,767
By-product credits	17,891		12,234		41,957		12,234
Treatment and refining charges	(3,307)		(4,905)		(10,982)		(4,905)
Change in product inventory	(550)		3		6,775		3
Royalties	1,629		237		3,024		237
Depreciation and amortization[3]	12,548		6,255		38,239		6,255
Cost of sales[4]	55,042		68,591		199,450		68,591
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 33 of this MD&A.
[3] Depreciation is based on concentrate sold.
[4] As per consolidated interim financial statements.

Consolidated	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	12,733	0.18	101,387	1.10	96,668	0.46	215,877	1.14
Cash sustaining capital expenditures	101,610	1.47	72,193	0.78	256,897	1.23	168,315	0.88
Capitalized exploration	-	-	-	-	2,400	0.01	-	-
Royalties	3,746	0.06	1,253	0.01	8,188	0.04	4,537	0.02
Sustaining cash cost, net of by-product credits	118,089	1.71	174,833	1.89	364,153	1.74	388,729	2.04
Corporate selling and administrative expenses & regional costs	12,843	0.18	10,971	0.12	50,708	0.24	30,789	0.16
Accretion and amortization of decommissioning and community agreements[1]	3,935	0.06	3,309	0.03	14,485	0.07	7,059	0.04
All-in sustaining cash cost, net of by-product credits	134,867	1.95	189,113	2.04	429,347	2.06	426,577	2.24
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	76,708		77,454		198,151		158,582
Capitalized stripping net additions	49,304		21,762		124,661		70,386
Total accrued capital additions	126,012		99,216		322,812		228,968
Less other non-sustaining capital costs[2]	36,599		37,968		101,246		85,824
Total sustaining capital costs	89,413		61,248		221,566		143,144
Capitalized lease & equipment financing cash payments - operating sites	10,234		7,199		28,083		16,275
Community agreement cash payments	312		1,953		1,790		4,432
Accretion and amortization of decommissioning and restoration obligations [3]	1,651		1,793		5,458		4,464
Cash sustaining capital expenditures	101,610		72,193		256,897		168,315
[1] Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.
[2] Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions and growth capital expenditures.
[3] Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	84,263	1.80	53,173	0.83	182,838	1.28	198,272	1.34
Cash sustaining capital expenditures	43,710	0.93	42,607	0.66	107,291	0.75	109,596	0.74
Capitalized exploration[1]	-	-	-	-	2,400	0.01	-	-
Royalties	2,117	0.05	1,015	0.02	5,164	0.04	4,159	0.03
Sustaining cash cost per pound of copper produced	130,090	2.78	96,795	1.51	297,693	2.08	312,027	2.10
[1] Only includes exploration costs incurred for locations near to existing mine operations.

British Columbia	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	26,831	1.81	54,767	2.67	120,437	2.67	54,767	2.36
Cash sustaining capital expenditures	46,612	3.14	14,487	0.71	109,083	2.41	14,487	0.62
Capitalized exploration	-	-	-	-	0	0.00	-	-
Royalties	1,629	0.11	237	0.01	3,024	0.07	237	0.01
Sustaining cash cost per pound of copper produced	75,072	5.06	69,491	3.39	232,544	5.15	69,491	2.99

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell gold would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2024 and 2023. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Net ounces of gold produced[1]	62,468	56,213	162,787	127,500
[1] Contained gold in concentrate and doré.

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Cash cost per ounce of gold produced	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
Mining	40,114	642	41,421	737	126,754	779	120,854	948
Milling	16,903	271	16,923	301	48,601	298	46,964	368
G&A	12,398	198	10,145	180	34,193	210	26,342	207
Onsite costs	69,415	1,111	68,489	1,218	209,548	1,287	194,160	1,523
Treatment & refining	6,529	104	8,834	157	23,024	141	26,299	206
Freight & other	7,283	117	6,120	109	19,122	118	16,811	132
Cash cost, before by-product credits	83,227	1,332	83,443	1,484	251,694	1,546	237,270	1,861
By-product credits	(59,987)	(960)	(45,779)	(814)	(153,107)	(940)	(127,128)	(997)
Gold cash cost, net of by-product credits	23,240	372	37,664	670	98,587	606	110,142	864

Manitoba	Three months ended				Nine months ended
Supplementary cash cost information	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
	$000s	$/oz [1]	$000s	$/oz1	$000s	$/oz [1]	$000s	$/oz [1]
By-product credits[2]:
Copper	28,152	451	24,158	430	79,719	490	59,637	468
Zinc	24,326	389	17,099	304	53,831	330	56,369	442
Silver	7,501	120	4,522	80	19,076	117	10,883	85
Other	8	-	-	-	481	3	239	2
Total by-product credits	59,987	960	45,779	814	153,107	940	127,128	997
Reconciliation to IFRS:
Cash cost, net of by-product credits	23,240		37,664		98,587		110,142
By-product credits	59,987		45,779		153,107		127,128
Treatment and refining charges	(6,529)		(8,834)		(23,024)		(26,299)
Past service pension costs	2,786		-		2,786		-
Share-based compensation expenses	224		104		872		228
Inventory adjustments	1,392		-		1,392		906
Change in product inventory	1,245		(766)		(1,722)		(11,004)
Royalties	-		1		-		141
Depreciation and amortization[3]	27,662		26,873		79,000		73,665
Cost of sales[4]	110,007		100,821		310,998		274,907
[1] Per ounce of gold produced.
2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 33 of this MD&A.
[3] Depreciation is based on concentrate sold.
4 As per consolidated interim financial statements.

Manitoba	Three months ended				Nine months ended
	Sep. 30, 2024		Sep. 30, 2023		Sep. 30, 2024		Sep. 30, 2023
Sustaining cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	23,240	372	37,664	670	98,587	606	110,142	864
Cash sustaining capital expenditures	11,289	181	15,100	269	40,524	249	44,232	347
Royalties	-	-	1	-	-	-	141	1
Sustaining cash cost per ounce of gold produced	34,529	553	52,765	939	139,111	855	154,515	1,212

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business units, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three and nine months ended September 30, 2024 and 2023.

Peru	Three months ended		Nine months ended
(in thousands except unit cost per tonne)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Combined unit cost per tonne processed
Mining	37,647	33,875	98,173	92,315
Milling	48,535	46,996	143,494	147,863
G&A1	19,830	20,912	62,271	52,245
Less: Other G&A2	(1,993)	(5,440)	(13,793)	(6,521)
Unit cost	104,019	96,343	290,145	285,902
Tonnes ore milled	8,137	7,895	23,934	22,782
Combined unit cost per tonne	12.78	12.20	12.12	12.55
Reconciliation to IFRS:
Unit cost	104,019	96,343	290,145	285,902
Freight & other	14,130	17,040	43,303	41,891
Other G&A	1,993	5,440	13,793	6,521
Share-based compensation expenses	98	45	413	60
Inventory adjustments	206	-	206	-
Change in product inventory	1,133	4,137	16,311	20,080
Royalties	2,117	1,015	5,164	4,159
Depreciation and amortization	57,242	80,625	187,132	189,925
Cost of sales[3]	180,938	204,645	556,467	548,538
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per consolidated interim financial statements.

Manitoba	Three months ended		Nine months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Combined unit cost per tonne processed
Mining	40,114	41,421	126,754	120,854
Milling	16,903	16,923	48,601	46,964
G&A1	12,398	10,145	34,193	26,342
Less: Other G&A related to profit sharing costs	(5,385)	(3,308)	(12,945)	(5,128)
Unit cost	64,030	65,181	196,603	189,032
USD/CAD implicit exchange rate	1.36	1.34	1.37	1.34
Unit cost - C$	87,391	87,363	268,475	254,216
Tonnes ore milled	413,919	402,443	1,201,112	1,168,642
Combined unit cost per tonne - C$	211	217	224	218
Reconciliation to IFRS:
Unit cost	64,030	65,181	196,603	189,032
Freight & other	7,283	6,120	19,122	16,811
Other G&A related to profit sharing	5,385	3,308	12,945	5,128
Share-based compensation expenses	224	104	872	228
Inventory adjustments	1,392	-	1,392	906
Past service pension costs	2,786	-	2,786	-
Change in product inventory	1,245	(766)	(1,722)	(11,004)
Royalties	-	1	-	141
Depreciation and amortization	27,662	26,873	79,000	73,665
Cost of sales[2]	110,007	100,821	310,998	274,907
[1] G&A as per cash cost reconciliation above.
[2] As per consolidated interim financial statements.

British Columbia	Three months ended		Nine months ended
(in thousands except unit cost per tonne)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Combined unit cost per tonne processed
Mining	12,918	29,251	60,934	29,251
Milling	19,707	24,102	64,589	24,102
G&A1	5,788	5,050	15,132	5,050
Unit cost	38,413	58,403	140,655	58,403
USD/CAD implicit exchange rate	1.35	1.35	1.35	1.35
Unit cost - C$	52,388	78,566	191,198	78,566
Tonnes ore milled	3,363	3,158	9,776	3,600
Combined unit cost per tonne - C$	15.58	24.88	19.56	21.82
Reconciliation to IFRS:
Unit cost	38,413	58,403	140,655	58,403
Freight & other	3,002	3,693	10,757	3,693
Change in product inventory	(550)	3	6,775	3
Royalties	1,629	237	3,024	237
Depreciation and amortization	12,548	6,255	38,239	6,255
Cost of sales[2]	55,042	68,591	199,450	68,591
[1] G&A as per cash cost reconciliation above.
[2] As per consolidated interim financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted

For information on new standards and interpretations adopted, refer to note 3 of our September 30, 2024 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in accordance with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our September 30, 2024 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated interim financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three month ended September 30, 2024 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to our production, cost and capital and exploration expenditure guidance, our ability to optimize the Copper Mountain mine operation, the implementation of stripping strategies and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of the Air Quality Permit), the expected benefits of the sanctioning of Copper World project, the expected benefits of Manitoba growth initiatives, including exploration drift at the 1901 deposit, our future deleveraging strategies and our ability to deleverage and repay debt as needed, expectations regarding our cash balance and liquidity, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the ability to continue mining higher-grade ore in the Pampacancha pit and our expectations resulting therefrom, expectations regarding our ability to further reduce greenhouse gas emissions, our evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on our performance, anticipated expansion opportunities and extension of mine life in Snow Lake and our ability to find a new anchor deposit near our Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- no significant interruptions to our operations due to social or political unrest in the regions we operate, including the navigation of the complex political and social environment in Peru;

- no interruptions to our plans for advancing the Copper World project, including with respect to timely receipt of the Air Quality Permit and the pursuit of a potential joint venture partner;

- our ability to successfully complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;

- the ability to execute on its exploration plans and to advance related drill plans;

- the ability to advance the exploration program at Maria Reyna and Caballito;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- no significant interruptions to operations due to adverse effects from extreme weather events, including but not limited to forest fires that may affect the regions in which we operate;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt, as needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at our operations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively complete the optimization and expansion of the Copper Mountain mine operations, political and social risks in the regions we operate, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, potential tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of our projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, risks related to extreme weather events, including, forest fires that may affect the regions in which we operate and other severe storms, operational risks and hazards, including the cost of maintaining and upgrading our tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in our most recent Annual Information Form which is available on the company's SEDAR+ profile at www.sedarplus.ca and the company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to our material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022
Consolidated Financial Condition ($000s)
Cash and cash equivalents and short-term investments		$483,273	$523,767	$284,385	$249,794	$249,794	$245,217	$179,734	$255,563	$225,665	$225,665	$286,117
Total long-term debt		1,108,900	1,155,575	1,278,587	1,287,536	1,287,536	1,377,443	1,370,682	1,225,023	1,184,162	1,184,162	1,183,237
Net debt[1]		625,627	631,808	994,202	1,037,742	1,037,742	1,132,226	1,190,948	969,460	958,497	958,497	897,120
Consolidated Financial Performance ($000s except per share amounts)
Revenue		$485,773	$425,520	$524,989	$1,690,030	$602,189	$480,456	$312,166	$295,219	$1,461,440	$321,196	$346,171
Cost of sales		345,987	347,893	373,035	1,297,469	405,433	374,057	289,273	228,706	1,184,552	251,520	313,741
Earnings (loss) before tax		79,701	441	67,750	151,830	80,982	84,149	(30,731)	17,430	95,815	(14,287)	(263)
Net (loss) earnings		50,354	(20,377)	18,535	69,543	33,528	45,490	(14,932)	5,457	70,382	(17,441)	(8,135)
Net (loss) earnings attributable to owners[1]		49,762	(16,583)	22,358	66,367	30,717	45,125	(14,932)	5,457	6,567	(17,441)	(8,135)
Basic and diluted earnings (loss) per share attributable to owners		$0.13	$(0.05)	$0.06	$0.21	$0.09	$0.13	$(0.05)	$0.02	$0.27	$(0.07)	$(0.03)
Adjusted earnings (loss) per share attributable to owners [1]		$0.13	$0.00	$0.17	$0.23	$0.20	$0.07	$(0.07)	$0.00	$0.10	$0.01	$(0.05)
Operating cash flow before change in non-cash working capital		186,322	122,028	147,539	569,994	246,528	181,980	55,878	85,608	391,729	109,148	81,617
Adjusted EBITDA (in $ millions) [1]		206.2	145.0	214.2	647.8	274.4	190.7	81.2	101.9	475.9	124.7	99.3
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	31,354	28,578	34,749	131,691	45,450	41,964	21,715	22,562	104,173	29,305	24,498
Gold	ounces	89,073	58,614	90,392	310,429	112,776	101,417	48,996	47,240	219,700	53,920	53,179
Silver	ounces	985,569	738,707	947,917	3,575,234	1,197,082	1,063,032	612,310	702,809	3,161,294	795,015	717,069
Zinc	tonnes	8,069	8,087	8,798	34,642	5,747	10,291	8,758	9,846	55,381	6,326	9,750
Molybdenum	tonnes	362	369	397	1,566	397	466	414	289	1,377	344	437
Payable metal in concentrate and doré sold
Copper	tonnes	27,760	25,799	33,608	124,996	44,006	39,371	23,078	18,541	94,473	25,415	24,799
Gold	ounces	73,232	61,295	108,081	276,893	104,840	74,799	47,533	49,720	213,415	47,256	66,932
Silver	ounces	663,413	667,036	1,068,848	3,145,166	1,048,877	748,955	805,448	541,884	2,978,485	559,306	816,416
Zinc [3]	tonnes	8,607	5,133	6,119	28,779	7,385	7,125	8,641	5,628	59,043	8,230	12,714
Molybdenum	tonnes	343	347	415	1,462	468	426	314	254	1,352	421	511
Cash cost [1]	$/lb	$0.18	$1.14	$0.16	$0.80	$0.16	$1.10	$1.60	$0.85	$0.86	$1.08	$0.58
Sustaining cash cost [1]	$/lb	$1.71	$2.65	$1.03	$1.72	$1.09	$1.89	$2.73	$1.83	$2.07	$2.21	$1.91
All-in sustaining cash cost [1]	$/lb	$1.95	$3.07	$1.32	$1.92	$1.31	$2.04	$2.98	$2.07	$2.26	$2.41	$2.16

1Net debt, adjusted earnings (loss) per share attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.
4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2024	Q2 2024	Q1 2024	2023 [5]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [5]	Q4 2022	Q3 2022
Peru Operations
Constancia ore mined[1]	tonnes	3,022,931	5,277,654	2,559,547	9,265,954	973,176	1,242,198	3,647,399	3,403,181	25,840,435	5,614,918	6,300,252
Copper	%	0.36	0.29	0.31	0.32	0.30	0.30	0.31	0.34	0.35	0.40	0.36
Gold	g/tonne	0.04	0.03	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.05
Silver	g/tonne	3.20	2.50	2.79	2.53	2.26	2.91	2.49	2.52	3.40	3.48	3.38
Molybdenum	%	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	1,777,092	1,288,789	2,214,354	14,756,416	5,556,613	5,894,013	2,408,495	897,295	8,319,250	3,771,629	2,488,928
Copper	%	0.48	0.41	0.56	0.51	0.56	0.53	0.36	0.49	0.33	0.37	0.29
Gold	g/tonne	0.27	0.20	0.32	0.33	0.32	0.30	0.34	0.52	0.29	0.29	0.23
Silver	g/tonne	6.23	3.83	4.64	4.28	4.84	4.22	2.81	5.12	4.06	3.84	4.30
Molybdenum	%	0.01	0.02	0.02	0.01	0.01	0.02	0.02	0.01	0.01	0.01	0.01
Strip Ratio		2.62	1.74	1.95	1.51	1.26	1.36	1.74	1.84	1.13	0.97	1.26
Ore milled	tonnes	8,137,248	7,718,962	8,077,962	30,720,929	7,939,044	7,895,109	7,223,048	7,663,728	30,522,294	7,795,735	7,742,020
Copper	%	0.32	0.30	0.36	0.39	0.48	0.43	0.31	0.33	0.34	0.41	0.34
Gold	g/tonne	0.11	0.07	0.15	0.16	0.25	0.21	0.09	0.08	0.09	0.12	0.08
Silver	g/tonne	3.70	2.85	3.48	3.62	4.20	3.75	2.78	3.69	3.58	3.93	3.48
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.02	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	82.6	83.1	84.9	84.2	87.4	85.2	80.0	81.7	85.0	85.1	84.5
Gold recovery	%	68.1	61.4	73.4	71.8	77.6	74.8	61.1	56.8	63.6	69.6	61.9
Silver recovery	%	67.0	63.9	70.7	70.0	78.0	73.2	65.1	60.7	65.7	66.5	65.2
Molybdenum recovery	%	39.0	46.3	43.2	35.8	33.6	37.2	40.5	34.8	34.8	37.7	41.0
Contained metal in concentrate
Copper	tonnes	21,220	19,217	24,576	100,487	33,207	29,081	17,682	20,517	89,395	27,047	22,302
Gold	ounces	20,331	10,672	29,144	114,218	49,418	40,596	12,998	11,206	58,229	20,860	12,722
Silver	ounces	648,209	450,833	639,718	2,505,229	836,208	697,211	419,642	552,167	2,309,352	655,257	564,299
Molybdenum	tonnes	362	369	397	1,566	397	466	414	289	1,377	344	437
Payable metal sold
Copper	tonnes	18,803	16,806	23,754	96,213	31,200	27,490	21,207	16,316	79,805	23,789	20,718
Gold	ounces	9,795	13,433	42,677	97,176	38,114	32,757	14,524	11,781	49,968	15,116	11,970
Silver	ounces	365,198	400,302	753,707	2,227,419	703,679	460,001	671,532	392,207	2,045,678	411,129	513,470
Molybdenum	tonnes	343	347	415	1,462	468	426	314	254	1,352	421	511
Unit cost [2,3,4]	$/tonne	$12.78	$12.68	$10.92	$12.47	$12.24	$12.20	$14.07	$11.47	$12.78	$13.64	$13.06
Peru cash cost[3]	$/lb	$1.80	$1.78	$0.43	$1.07	$0.54	$0.83	$2.14	$1.36	$1.58	$1.34	$1.68
Peru sustaining cash cost[3]	$/lb	$2.78	$2.61	$1.06	$1.81	$1.21	$1.51	$3.06	$2.12	$2.35	$2.09	$2.46
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.
[4] 2022 combined unit costs exclude COVID-19 related costs.
[5] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2024	Q2 2024	Q1 2024	2023 [1]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [1]	Q4 2022	Q3 2022
Manitoba Operations
Lalor ore mined	tonnes	411,295	385,478	407,708	1,526,729	372,384	367,491	413,255	373,599	1,516,203	369,453	347,345
Gold	g/tonne	5.45	3.75	4.84	4.74	5.92	5.08	4.07	3.96	4.00	4.00	4.57
Copper	%	0.91	0.69	0.84	0.86	1.04	1.02	0.81	0.57	0.73	0.73	0.71
Zinc	%	2.73	2.76	2.92	3.00	2.20	3.31	3.14	3.32	3.14	2.17	3.27
Silver	g/tonne	30.45	22.29	23.44	24.51	28.92	27.80	23.27	18.24	21.96	19.37	21.27
777 ore mined	tonnes	-	-	-	-	-	-	-	-	484,355	-	-
Gold	g/tonne	-	-	-	-	-	-	-	-	1.66	-	-
Copper	%	-	-	-	-	-	-	-	-	1.12	-	-
Zinc	%	-	-	-	-	-	-	-	-	3.83	-	-
Silver	g/tonne	-	-	-	-	-	-	-	-	20.85	-	-
Stall Concentrator:
Ore milled	tonnes	222,621	229,527	219,358	965,567	228,799	255,516	238,633	242,619	968,638	204,350	229,746
Gold	g/tonne	4.23	3.02	3.07	3.45	4.22	3.70	3.12	2.78	2.86	2.50	2.81
Copper	%	0.89	0.59	0.64	0.74	0.73	0.77	0.85	0.59	0.71	0.61	0.67
Zinc	%	4.12	4.05	4.54	4.36	3.20	4.88	4.47	4.81	4.70	3.43	4.82
Silver	g/tonne	30.20	21.74	24.46	24.19	28.63	28.82	22.15	17.14	22.81	19.24	20.98
Copper recovery	%	88.3	85.4	91.7	90.4	92.0	93.9	88.5	87.0	87.2	89.0	85.8
Zinc recovery	%	88.1	87.1	88.4	82.2	78.5	82.6	82.2	84.4	86.6	90.1	88.0
Gold recovery	%	70.5	65.5	68.0	64.8	67.5	67.8	59.9	61.9	58.0	62.4	61.3
Silver recovery	%	57.8	54.2	59.8	61.4	61.8	64.9	60.3	56.3	56.8	56.6	55.7
New Britannia Concentrator:
Ore milled	tonnes	191,298	167,899	170,409	596,912	165,038	146,927	141,905	143,042	542,269	141,142	132,362
Gold	g/tonne	6.77	5.31	7.03	6.76	8.03	6.93	5.82	6.05	6.28	6.11	7.70
Copper	%	0.93	0.94	1.13	1.03	1.46	1.22	0.77	0.61	0.81	0.91	0.72
Zinc	%	1.12	0.92	0.82	0.84	0.85	0.90	0.85	0.76	0.80	0.67	0.73
Silver	g/tonne	30.24	24.42	21.60	25.11	27.97	23.88	25.79	22.39	20.97	22.09	20.11
Copper recovery	%	92.8	94.4	96.2	93.3	91.6	97.4	91.2	91.7	90.7	89.3	92.3
Gold recovery - concentrate and doré	%	90.0	90.0	88.6	88.6	89.0	88.8	88.6	87.9	-	-	-
Silver recovery - concentrate and doré	%	79.9	83.1	82.0	81.4	83.2	82.0	79.6	80.9	-	-	-
Flin Flon Concentrator:
Ore milled	tonnes	-	-	-	-	-	-	-	-	497,344	-	-
Gold	g/tonne	-	-	-	-	-	-	-	-	1.67	-	-
Copper	%	-	-	-	-	-	-	-	-	1.11	-	-
Zinc	%	-	-	-	-	-	-	-	-	3.87	-	-
Silver	g/tonne	-	-	-	-	-	-	-	-	21.00	-	-
Copper recovery	%	-	-	-	-	-	-	-	-	86.7	-	-
Zinc recovery	%	-	-	-	-	-	-	-	-	83.0	-	-
Gold recovery	%	-	-	-	-	-	-	-	-	57.1	-	-
Silver recovery	%	-	-	-	-	-	-	-	-	51.8	-	-
[1] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate and doré produced[5]
Gold	ounces	62,468	43,488	56,831	187,363	59,863	56,213	35,253	36,034	161,471	33,060	40,457
Copper	tonnes	3,398	2,642	3,149	12,154	3,735	3,580	2,794	2,045	14,778	2,258	2,196
Zinc	tonnes	8,069	8,087	8,798	34,642	5,747	10,291	8,758	9,846	55,381	6,326	9,750
Silver	ounces	281,397	210,647	219,823	851,723	255,579	264,752	180,750	150,642	851,942	139,758	152,770
Total Manitoba payable metal sold in concentrate and doré
Gold	ounces	57,238	42,763	62,003	171,297	63,635	36,713	33,009	37,939	163,447	32,140	54,962
Copper	tonnes	2,931	2,429	2,921	10,708	3,687	2,925	1,871	2,225	14,668	1,626	4,081
Zinc[1]	tonnes	8,607	5,133	6,119	28,779	7,385	7,125	8,641	5,628	59,043	8,230	12,714
Silver	ounces	244,974	197,486	231,841	728,304	246,757	197,952	133,916	149,677	932,807	148,177	302,946
Combined unit cost [2,3]	C$/tonne	$211	$225	$235	$217	$216	$217	$220	$216	$195	$241	$235
Gold cash cost [3]	$/oz	$372	$771	$736	$727	$434	$670	$1,097	$938	$297	$922	$216
Sustaining gold cash cost [3]	$/oz	$553	$1,163	$950	$1,077	$788	$939	$1,521	$1,336	$1,091	$1,795	$1,045
[1] Includes refined zinc metal sold.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.

[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

[4] Annual consolidated results may not calculate based on amounts presented in this table due to rounding. [5] Metal reported in concentrate is prior to deductions associated with smelter terms

		Q3 2024	Q2 2024	Q1 2024	2023 [6]	Q4 2023	Q3 2023	Q2 2023 [5]	Q1 2023	2022	Q4 2022	Q3 2022
British Columbia Operations [4]
Ore mined[1]	tonnes	3,098,863	2,164,722	3,722,496	6,975,389	2,627,398	3,792,568	555,423	-	-	-	-
Strip Ratio		6.05	7.61	4.10	3.82	5.34	2.96	-	-	-	-	-
Ore milled	tonnes	3,363,176	3,232,427	3,180,149	6,862,152	3,261,891	3,158,006	442,255	-	-	-	-
Copper	%	0.24	0.25	0.27	0.35	0.33	0.36	0.36	-	-	-	-
Gold	g/tonne	0.09	0.07	0.07	0.07	0.06	0.08	0.08	-	-	-	-
Silver	g/tonne	0.73	1.01	1.19	1.36	1.36	1.40	1.07	-	-	-	-
Copper recovery	%	84.1	82.3	83.4	79.7	78.8	80.90	77.69	-	-	-	-
Gold recovery	%	67.3	57.2	61.8	55.9	54.1	56.10	67.90	-	-	-	-
Silver recovery	%	71.2	73.9	72.4	73.0	73.8	71.30	78.60	-	-	-	-
Contained metal in concentrate produced
Copper	tonnes	6,736	6,719	7,024	19,050	8,508	9,303	1,239	-	-	-	-
Gold	ounces	6,274	4,454	4,417	8,848	3,495	4,608	745	-	-	-	-
Silver	ounces	55,963	77,227	88,376	218,282	105,295	101,069	11,918	-	-	-	-
Payable metal sold
Copper	tonnes	6,026	6,564	6,933	18,075	9,119	8,956	-	-	-	-	-
Gold	ounces	6,199	5,099	3,401	8,420	3,091	5,329	-	-	-	-	-
Silver	ounces	53,241	69,248	83,300	189,443	98,441	91,002	-	-	-	-	-
Combined unit cost [2,3]	C$/tonne	$15.58	$19.65	$23.67	$21.38	$20.90	$24.88	-	-	-	-	-
Cash cost[3]	$/lb	$1.81	$2.67	$3.49	$2.50	$2.67	$2.67	-	-	-	-	-
Sustaining cash cost [3]	$/lb	$5.06	$5.56	$4.85	$3.41	$3.93	$3.39	-	-	-	-	-
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

[4] Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.
[5] Production results from Copper Mountain operations represents the period from the June 20, 2023 acquisition date through to the end of the second quarter of 2023.
[6] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.